Exhibit (a)(1)(A)
Offer to Purchase

All Outstanding Shares of Common Stock

of

SIGMATRON INTERNATIONAL, INC.

at

$3.02 per share, net in cash, without interest and less any required tax withholding by

TRANSOM AXIS MERGERSUB, INC.

a wholly owned subsidiary of

TRANSOM AXIS ACQUIRECO, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JULY 24, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Transom Axis MergerSub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Transom Axis AcquireCo, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SigmaTron International, Inc., a Delaware corporation (“SigmaTron”), at a purchase price of $3.02 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated May 20, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among SigmaTron, Parent and Merger Sub, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into SigmaTron pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with SigmaTron continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by SigmaTron (as treasury stock or otherwise) immediately prior to the Effective Time, (ii) Shares directly owned by Parent or Merger Sub, and any Share that is owned by any wholly owned subsidiary of Parent (other than Merger Sub), in each case, immediately prior to the Effective Time, or (iii) Shares issued and outstanding immediately prior to the Effective Time and that are held by holders of such Shares who have not tendered their Shares and are entitled to and have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Shares held by any such holder (the “Dissenting Shares”)), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any required tax withholding, from Merger Sub (the “Merger Consideration”).
Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.
The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions, the Minimum Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer and the Merger.

The Board of Directors of SigmaTron (the “SigmaTron Board”) unanimously (i) determined that it is in the best interests of SigmaTron and its stockholders, and declared it advisable, for SigmaTron to enter into the Merger Agreement, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of SigmaTron tender their Shares to Merger Sub pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Merger Agreement.
A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.
NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE RELATED LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Stockholders please call toll-free: (877) 732-3613
All other calls: (212) 269-5550
Email: SigmaTron@dfking.com

IMPORTANT
If you wish to tender all or a portion of your Shares to Merger Sub in the Offer, you must:
•
If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”). These materials must be delivered to the Depositary prior to the Expiration Date (as defined below).

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) prior to the Expiration Date.

Questions or requests for assistance may be directed to D.F. King & Co., Inc. at (877) 732-3613 or by email at SigmaTron@dfking.com, the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

i

SUMMARY TERM SHEET
The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer. You are urged to read carefully this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought
Subject to certain conditions, including the satisfaction of the Minimum Condition (as described in Section 15 — “Conditions of the Offer”), all of the issued and outstanding shares of common stock, par value $0.01 per share, of SigmaTron.

Price Offered Per Share
Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal: $3.02, net to the stockholder in cash, without interest and less any required tax withholding.

Scheduled Expiration of Offer	One minute past 11:59 p.m., Eastern Time, on July 24, 2025, unless the Offer is otherwise extended or earlier terminated.

Offeror
Transom Axis MergerSub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Transom Axis AcquireCo, LLC, a Delaware limited liability company (“Parent”). Merger Sub and Parent are affiliates of Transom Capital Group, LLC.

SigmaTron Board Recommendation	The SigmaTron Board unanimously recommended that SigmaTron’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?
•
Merger Sub, a wholly owned subsidiary of Parent, which was formed solely for the purpose of facilitating the acquisition of SigmaTron by Parent, is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, all of the outstanding Shares in exchange for the Offer Price.

•
Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub together with, where appropriate, Parent. We use the term “Merger Sub” to refer to Transom Axis MergerSub, Inc. alone, the term “Parent” to refer to Transom Axis AcquireCo, LLC alone and the term “SigmaTron” to refer to SigmaTron International, Inc. alone.

See Section 8 — “Certain Information Concerning Parent, Merger Sub and Certain Related Parties.”
What is the class and amount of securities sought pursuant to the Offer?
•
Merger Sub is offering to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer to purchase the Shares and the term “Shares” to refer to the issued and outstanding shares of common stock, par value $0.01 per share, of SigmaTron that are the subject of the Offer.

See Section 1 — “Terms of the Offer.”
Why are you making the Offer?
•	We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, SigmaTron. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, SigmaTron will become a wholly owned subsidiary of Parent. In addition, we will cause the Shares to be delisted from The Nasdaq Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.
Who can participate in the Offer?
•	The Offer is open to all holders and beneficial owners of the Shares.
How much are you offering to pay?
•	Merger Sub is offering to pay $3.02 per Share, net to the stockholder in cash, without interest and less any required tax withholding.
See the “Introduction” to this Offer to Purchase.
Will I have to pay any fees or commissions?
•
If you are the holder of record of your Shares and you directly tender your Shares to us in the Offer, you will not need to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 — “Fees and Expenses.”
Is there an agreement governing the Offer?
•
Yes. SigmaTron, Parent and Merger Sub have entered into an Agreement and Plan of Merger, dated May 20, 2025 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement contains, among other things, the terms and conditions of the Offer and the Merger. If the Minimum Condition and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by SigmaTron stockholders.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” and Section 15 — “Conditions of the Offer.”
What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?
•
The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder (as defined below) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger.

•
If you are a Non-U.S. Holder (as defined below), you generally will not be subject to U.S. federal income tax with respect to the sale of Shares pursuant to the Offer or receipt of cash in exchange for Shares pursuant to the Merger unless you have certain connections to the United States.

See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger.
We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

Does Merger Sub have the financial resources to pay for all of the Shares that it is offering to purchase pursuant to the Offer?
•
Yes. We estimate that we will need approximately $95 million in cash to (i) make or cause the making of all payments contemplated by the Merger Agreement required to be made by Parent or Merger Sub at the Closing (including the payment of all amounts payable in connection with or as a result of the Offer and the Merger) and (ii) pay all fees and expenses required to be paid at or prior to the Closing by Parent or Merger Sub. Transom Capital Fund IV, L.P. (the “Equity Investor”) has provided Parent with an Equity Commitment Letter (as defined below), pursuant to which, among other things, the Equity Investor has agreed to contribute to Parent up to an aggregate of approximately $95 million to purchase equity or debt securities of Parent, subject to the satisfaction of certain customary conditions set forth in the Equity Commitment Letter. Parent will contribute or otherwise advance to Merger Sub proceeds from the Equity Investor’s equity or debt investment, which we anticipate will be sufficient to (i) make or cause the making of all payments contemplated by the Merger Agreement required to be made by Parent or Merger Sub at the Closing (including the payment of all amounts payable in connection with or as a result of the Offer and the Merger) and (ii) pay all fees and expenses required to be paid at or prior to the Closing by Parent or Merger Sub.

See Section 9 —“Source and Amount of Funds.”
•
The Offer is not conditioned upon Parent’s or Merger Sub’s obtaining third-party debt financing. However, SigmaTron has agreed in the Merger Agreement to use its reasonable best efforts to cooperate in taking certain actions to assist Parent and Merger Sub in connection with obtaining third-party debt financing.

See Section 9 — “Source and Amount of Funds.”
Is Merger Sub’s financial condition relevant to my decision to tender my Shares in the Offer?
•	We do not think Merger Sub’s financial condition is relevant to your decision to tender Shares in the Offer because:
•	the Offer is being made for all issued and outstanding Shares solely for cash;
•
Parent has received an equity commitment in respect of funds, which will be sufficient to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive an amount in cash equal to the Offer Price in the Merger;

•
the Equity Investor is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has no business operations other than investing; the Equity Investor’s commitment to fund the equity commitment as described above and in Section 9 — “Source and Amount of Funds” is material to your decision with respect to the Offer;

•	if Merger Sub consummates the Offer, we will acquire all remaining Shares for the same Offer Price in the Merger; and
•	the Offer and the Merger are not subject to any financing condition.
See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”
Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?
•
Yes. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 — “Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that there have been validly tendered and not validly withdrawn Shares that, together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent at least one share more than 50% of the shares of common stock outstanding at the Expiration Date.

See Section 15 — “Conditions of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?
•	No. Neither we nor SigmaTron is under any obligation to pursue or consummate the Merger if the Offer is not consummated as set forth in this Offer to Purchase.
See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”
How long do I have to decide whether to tender my Shares in the Offer?
•
You will have until the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means one minute past 11:59 p.m., Eastern Time, on July 24, 2025, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” means such subsequent time on such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional period of time to tender your Shares. We are not providing for guaranteed delivery procedures. Therefore, SigmaTron stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which end earlier than the Expiration Date. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday, other than holidays. SigmaTron stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal prior to the Expiration Date. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Can the Offer be extended and under what circumstances?
•
Yes. The Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required or permitted to extend the Offer and under which Parent is required to cause Merger Sub to extend the Offer. Specifically, the Merger Agreement provides:

•	Merger Sub shall extend the Offer for any period required by applicable law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer;
•
if, as of the then-scheduled Expiration Date, any of the Offer Conditions (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) is not satisfied (unless such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub shall extend the Offer and the Expiration Date for additional periods of up to ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension;

•
if, as of the then-scheduled Expiration Date, each of the Offer Conditions (other than the Minimum Condition, and other than any other Offer Conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) has been satisfied or waived (to the extent waivable by Merger Sub or Parent and has been validly waived) and the Minimum Condition has not been satisfied, then Merger Sub may, and, at the request in writing of SigmaTron, Merger Sub shall, extend the Offer and the Expiration Date for additional periods of up to ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension; provided, however, that in no event shall Merger Sub be required to extend the Offer and the Expiration Date pursuant to this third bullet for more than thirty (30) Business Days in the aggregate; and

•
if, as of the then-scheduled Expiration Date, the Minimum Condition is satisfied but one or more of the other Offer Conditions (other than any such conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) is not satisfied (unless such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub may, and Parent may cause Merger Sub to, extend the Offer.

In each case, Merger Sub is not required to extend the Offer beyond the earlier of the (x) the valid termination of the Merger Agreement and (y) one Business Day before the Termination Date or the termination of the Merger Agreement. The “Termination Date” means the date that is the earlier of the Effective Time and the date on which the Merger Agreement is earlier terminated pursuant to the Merger Agreement.
See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”
Will there be a subsequent offering period?
•	No, the Merger Agreement does not provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act without the prior written consent of SigmaTron.
How will I be notified if the Offer is extended?
•
If we extend the Offer, we intend to inform Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”
What are the most significant conditions to the Offer?
•
The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition (as defined below in Section 15 — “Conditions of the Offer”);
•	the Legal Restraint Condition (as defined below in Section 15 — “Conditions of the Offer”); and
•	the Representations Condition (as defined below in Section 15 — “Conditions of the Offer”).
The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 — “Conditions of the Offer.” The Offer and the Merger are not subject to any financing condition.
How do I tender my Shares?
•
If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary. These materials must be delivered to the Depositary prior to the Expiration Date.

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through ATOP prior to the Expiration Date.

•
We are not providing for guaranteed delivery procedures. Therefore, SigmaTron stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which end earlier than the Expiration Date. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday, other than holidays. SigmaTron stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal prior to the Expiration Date. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
If I accept the Offer, how will I get paid?
•
If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the

Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting payments, subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.
See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
•
You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after August 25, 2025, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”
How do I properly withdraw previously tendered Shares?
•
To properly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary prior to the Expiration Date. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares in a timely manner prior to the Expiration Date.

See Section 4 — “Withdrawal Rights.”
Has the Offer been approved by the SigmaTron Board?
•
Yes. At a meeting held on May 20, 2025, the SigmaTron Board unanimously (i) determined that it is in the best interests of SigmaTron and its stockholders, and declared it advisable, for SigmaTron to enter into the Merger Agreement, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of SigmaTron tender their Shares to Merger Sub pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Merger Agreement.

Descriptions of the reasons for the SigmaTron Board’s recommendation and approval of the Offer are set forth in SigmaTron’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to SigmaTron stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal).
Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Recommendation of the Board” and “Background of the Merger Agreement; Reasons for the Recommendation.”
If Shares tendered pursuant to the Offer are purchased by Merger Sub, will SigmaTron continue as a public company?
•
No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, SigmaTron will become a wholly owned subsidiary of Parent. Following the Merger, we will cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will a meeting of SigmaTron stockholders be required to approve the Merger?
•
No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•
the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•
an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock (as defined in the DGCL);

•
immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and
•
each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

•
If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of SigmaTron stockholders and without a vote or any further action by SigmaTron stockholders.

See Section 16 — “Certain Legal Matters; Regulatory Approvals.”
If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?
•
If the Offer is consummated, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”), Merger Sub will merge with and into SigmaTron pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by SigmaTron (as treasury stock or otherwise) immediately prior to the Effective Time, (ii) Shares directly owned by Parent or Merger Sub, and any Share that is owned by any wholly owned subsidiary of Parent (other than Merger Sub), in each case, immediately prior to the Effective Time, or (iii) Dissenting Shares), will be converted into the right to receive the Merger Consideration, less any required tax withholding.

•
If the Merger is completed, SigmaTron stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and you comply in all respects with Section 262 of the DGCL.

See Section 17 — “Appraisal Rights.”
•
However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of SigmaTron stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and SigmaTron will no longer be required to make filings with the SEC under the Exchange Act.

See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” and Section 13 — “Certain Effects of the Offer.”
What will happen to my restricted stock awards and options?
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At the Effective Time, by virtue of the Merger, (i) each option to purchase shares of common stock (each, a “Company Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, and which has an exercise price per share of common stock that is less than the Merger Consideration (each, an “In the Money Option”), will automatically and without any required action on the part of the holder thereof or SigmaTron, be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of shares of common stock underlying the Company Option, multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price per share of common stock applicable to such In the Money Option, less applicable tax withholdings. At the Effective Time, each Company Option that is not an In the Money Option which is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof or SigmaTron, be cancelled without any consideration payable therefor.

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As of the Effective Time, by virtue of the Merger, the Company Equity Plans will be terminated and no further Shares, Company Options, Company Restricted Stock Awards or other equity or equity-related interests in SigmaTron or other rights with respect to Shares or otherwise shall be granted thereunder. Following the Effective Time, no Company Option, Company Restricted Stock Award, equity or equity-related interest or other right under any Company Equity Plan or otherwise (other than the Company Warrants) that was outstanding immediately prior to the Effective Time shall remain outstanding, and each former holder of any such Company Option, Company Restricted Stock Award, equity or equity-related interest or other right shall cease to have any rights with respect thereto, except the right to receive the consideration set forth above.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”
What is the market value of my Shares as of a recent date?
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On May 20, 2025, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on Nasdaq was $1.29 per Share. On June 25, 2025, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $2.93 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends on the Shares.”
Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?
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Yes. On May 20, 2025, in connection with the execution and delivery of the Merger Agreement, Gary R. Fairhead, John P. Sheehan, and Frank Cesario (collectively, the “Supporting Stockholders”), solely in their respective capacities as stockholders of SigmaTron, entered into tender and support agreements (collectively, the “Support Agreements”) with Parent and Merger Sub, pursuant to which each Supporting Stockholder agreed, among other things, (i) to tender all of the Shares held by such Supporting Stockholder in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to vote against other proposals to acquire SigmaTron and (iii) to certain other restrictions on its ability to take actions with respect to SigmaTron and its Shares.

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Each Support Agreement terminates automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) termination of such Support Agreement by written notice of termination from Parent to the applicable Supporting Stockholder(s), (iv) the termination or expiration of the Offer, without any shares being accepted for payment thereunder, or (v) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration in an adverse manner to such Supporting Stockholder individually or the stockholders of SigmaTron, generally, pursuant to the terms of the Merger Agreement. The Supporting Stockholders collectively beneficially owned approximately 2.29% of the outstanding Shares as of May 20, 2025.

See Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements.”
Will I have appraisal rights in connection with the Offer?
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If the Offer is successful and the Merger is consummated, SigmaTron stockholders who continuously held Shares from the date of the demand for appraisal through the effective date of the Merger who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

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More information regarding Section 262 of the DGCL, including how to access it without subscription or cost, is set forth in SigmaTron’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to SigmaTron stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal).

See Section 17 — “Appraisal Rights.”
Whom should I call if I have questions about the Offer?
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You may call D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), toll free at (877) 732-3613. See the back cover of this Offer to Purchase for additional contact information for the Information Agent.

INTRODUCTION
Transom Axis MergerSub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Transom Axis AcquireCo, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SigmaTron International, Inc., a Delaware corporation (“SigmaTron”), at a purchase price of $3.02 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated May 20, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among SigmaTron, Parent and Merger Sub, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into SigmaTron pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with SigmaTron continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by SigmaTron (as treasury stock or otherwise) immediately prior to the Effective Time, (ii) Shares directly owned by Parent or Merger Sub, and any Share that is owned by any wholly owned subsidiary of Parent (other than Merger Sub), in each case, immediately prior to the Effective Time, or (iii) Shares issued and outstanding immediately prior to the Effective Time and that are held by holders of such Shares who have not tendered their Shares and are entitled to and have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Shares held by any such holder (the “Dissenting Shares”)), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, from Merger Sub, less any required tax withholding (the “Merger Consideration”).
Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.
The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”
Tendering stockholders who are holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.
The Board of Directors of SigmaTron (the “SigmaTron Board”) unanimously (i) determined that it is in the best interests of SigmaTron and its stockholders, and declared it advisable, for SigmaTron to enter into the Merger Agreement, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of SigmaTron tender their Shares to Merger Sub pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Merger Agreement.
Descriptions of the SigmaTron Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the Transactions are set forth in SigmaTron’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to SigmaTron stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Recommendation of the Board” and “Background of the Merger Agreement; Reasons for the Recommendation.”

The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions, the Minimum Condition (as defined below in Section 15 — “Conditions of the Offer”), which has been satisfied. The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer and the Merger.
SigmaTron has advised Parent that at a meeting of the SigmaTron Board held on May 20, 2025, Lincoln International LLC (“Lincoln”) rendered its oral opinion to the SigmaTron Board, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date, and based upon and subject to the qualifications, procedures, limitations, assumptions and other matters considered by Lincoln in connection with the preparation of its opinion, the Merger Consideration proposed to be received by the holders of Shares (other than Excluded Shares (defined below)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion delivered by Lincoln to the SigmaTron Board is attached as Annex I to the Schedule 14D-9.
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER
1.	Terms of the Offer
Merger Sub is offering to purchase all of the outstanding Shares at the Offer Price, net to the stockholder in cash, without interest and less any required tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date, pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as described in Section 4 — “Withdrawal Rights.”
The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, which has been satisfied, and the other conditions described in Section 15 — “Conditions of the Offer.”
The Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:
•	Merger Sub shall extend the Offer for any period required by applicable Law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer;
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if, as of the then-scheduled Expiration Date, any of the Offer Conditions (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) is not satisfied (unless such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub shall extend the Offer and the Expiration Date for additional periods of up to ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension;

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if, as of the then-scheduled Expiration Date, each of the Offer Conditions (other than the Minimum Condition, and other than any other Offer Conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) has been satisfied or waived (to the extent waivable by Merger Sub or Parent and has been validly waived) and the Minimum Condition has not been satisfied, then Merger Sub may, and, at the request in writing of SigmaTron, Merger Sub shall, extend the Offer and the Expiration Date for additional periods of up to ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension; provided, however, that in no event shall Merger Sub be required to extend the Offer and the Expiration Date pursuant to this third bullet for more than thirty (30) Business Days in the aggregate; and

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if, as of the then-scheduled Expiration Date, the Minimum Condition is satisfied but one or more of the other Offer Conditions (other than any such conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) is not satisfied (unless such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub may, and Parent may cause Merger Sub to, extend the Offer.

In each case, Merger Sub is not required to extend the Offer beyond the earlier of the (x) the valid termination of the Merger Agreement and (y) one Business Day before the Termination Date or the termination of the Merger Agreement. See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”
If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights,” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Merger Sub expressly reserves the right to waive, at any time and to the extent permitted by applicable law, in whole or in part, any Offer Condition or modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that SigmaTron’s prior written approval is required for Merger Sub to, and for Parent to permit Merger Sub to:
•	decrease the Offer Price (other than an adjustment made pursuant to Section 1.1(g) of the Merger Agreement);
•	change the form of consideration payable in the Offer (except nothing will limit the ability of Parent and Merger Sub to increase the cash consideration payable in the Offer);
•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose additional conditions to the Offer other than the Offer Conditions;
•	amend, modify or waive the Minimum Condition;
•	amend, modify or supplement any of the Offer Conditions in a manner that adversely affects any holder of Shares in its capacity as such;
•	withdraw or terminate the Offer or extend or otherwise change the Expiration Date, except as permitted by the Merger Agreement; or
•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of Shares sought, a minimum of 10 business days is required to allow for adequate dissemination to holders of Shares and investor response.
If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in the consideration.
The obligation of Merger Sub to irrevocably accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub will not be required to, and Parent will not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied or waived at the scheduled Expiration Date. Under certain circumstances described in the Merger Agreement, Parent or SigmaTron may terminate the Merger Agreement.
SigmaTron has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on

SigmaTron’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on SigmaTron’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
2.	Acceptance for Payment and Payment for Shares
Subject to the terms of the Offer and the Merger Agreement and subject to the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer no later than 9:00 a.m. Eastern Time one business day after the Expiration Date (the date and time of acceptance for payment, the “Offer Acceptance Time”) and pay for such Shares promptly after the Expiration Date and in any case no later than three business days after the Expiration Date. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”
In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program (“ATOP”), an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Date. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.
The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Merger Sub may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.
For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Merger Sub and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will we pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.
If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased Shares will be promptly returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC) following the Expiration Date.
3.	Procedures for Accepting the Offer and Tendering Shares
Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal or the Depositary must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) in the case of certificated Shares, the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) in the case of Shares held in book-entry form, such Shares must be tendered pursuant to the procedures for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.
No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, SigmaTron stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which end earlier than the Expiration Date. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday, other than holidays. SigmaTron stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal prior to the Expiration Date. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.
Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the holder(s) of record (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is issued in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the holder(s) of record, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the holder(s) of record that appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Date. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.
THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL, THE AGENT’S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF WILL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY PRIOR TO THE EXPIRATION DATE.
Tender Constitutes Binding Agreement. The tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message). Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.
Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of SigmaTron stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of SigmaTron.
Stock Options and Restricted Stock Awards. The Offer is being made only for Shares, and not for outstanding stock options or restricted stock awards issued by SigmaTron. Holders of outstanding unexercised stock options, or outstanding restricted stock awards issued by SigmaTron may receive payment, if any, for such stock options or restricted stock awards following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding vested but unexercised stock options issued by SigmaTron may participate in the Offer only if they first exercise such stock options in accordance with the terms of the applicable Company Equity Plan and other applicable agreements of SigmaTron and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” for additional information regarding the treatment of outstanding equity awards in the Merger.
Information Reporting and Backup Withholding. Payments made to stockholders of SigmaTron in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the stockholder to a $50 penalty imposed by the IRS. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding.
A stockholder’s failure to provide an IRS Form W-9 or the appropriate IRS Form W-8 may subject the stockholder to backup withholding (as described above) on any payments made pursuant to the Offer or the Merger. Such forms and the applicable instructions thereto may be obtained from the IRS website at www.irs.gov. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS. Each stockholder should consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules.
4.	Withdrawal Rights
Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after August 25, 2025, the 60th day after commencement of the Offer, until Merger Sub accepts your Shares for payment.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at

DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.
Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.
Merger Sub will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.
5.	Material U.S. Federal Income Tax Consequences
The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary applies only to stockholders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is for general information purposes only and does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder in light of its particular circumstances, or that may apply to stockholders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, mutual funds, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, government organizations, tax-exempt organizations, retirement plans or other tax-deferred accounts, a corporation that accumulates earnings to avoid U.S. federal income tax, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, stockholders whose functional currency is not the United States dollar, dealers or brokers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders that own or have owned within the past five years (or are deemed to own or have owned within the past five years) 5% or more of the outstanding Shares, stockholders holding Shares as part of a straddle, hedging, constructive sale or conversion transaction, stockholders that purchase or sell Shares as part of a wash sale for tax purposes, stockholders required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement (as defined in the Code), stockholders holding Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax consequences related to the Medicare contribution tax on net investment income, nor does it address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership or other pass-through entity for U.S. federal income tax purposes.
If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.
Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax, the Medicare contribution tax on net investment income, and any U.S. federal, state, local and non-U.S. tax laws.
Tax Consequences to U.S. Holders
The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.
A U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. A U.S. Holder’s adjusted tax basis generally will equal the amount that such U.S. Holder paid for its Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held its Shares for more than one year as of the Effective Time. Long-term capital gain recognized by certain non-corporate U.S. Holders is generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.
Tax Consequences to Non-U.S. Holders
The exchange of Shares for cash pursuant to the Offer or the Merger will generally not be subject to U.S. federal income tax unless:
•
the gain, if any, on the Shares is effectively connected with a U.S. trade or business of the Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Effective Time and certain other conditions are met.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). Additionally, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States, provided that such Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

FATCA
Under Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (collectively, “FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their United States account holders and investors or be subject to a withholding tax on certain U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). Additionally, in order to be treated as FATCA compliant, a stockholder must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status and, if required, its direct and indirect United States owners. Moreover, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S. source payments otherwise subject to nonresident withholding tax (e.g., U.S. source dividends) and, subject to proposed regulations described below, gross proceeds from the sale of any equity instruments of United States issuers. Because the applicable withholding agent may treat amounts received by a Non-U.S Holder with respect to the exchange of Shares for cash under the Offer or the Merger as dividends, such amounts may be treated as withholdable payments and payments to a foreign financial institution or other applicable foreign entity that does not comply with the FATCA reporting requirements may be subject to the FATCA withholding tax. An intergovernmental agreement between the United States and an applicable foreign government may modify these requirements.
The IRS issued proposed Treasury Regulations that eliminate withholding on payments of gross proceeds. Pursuant to the preamble of these proposed Treasury Regulations, any withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until the final regulations are issued or the proposed regulations are withdrawn.
We will not pay any additional amounts to stockholders in respect of any amounts withheld, including pursuant to FATCA. Holders should consult their own tax advisors regarding FATCA in relation to their particular facts and circumstances.
THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.
Information Reporting and Backup Withholding
Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if the Stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See Section 3— “Procedures for Accepting and Tendering Shares—Information Reporting and Backup Withholding.”
THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER OR THE MERGER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-UNITED STATES, OR OTHER LAWS.

6.	Price Range of Shares; Dividends on the Shares
The Shares trade on Nasdaq under the symbol “SGMA.” SigmaTron has advised us that, as of June 25, 2025, 6,119,288 Shares were issued and outstanding. The following table sets forth the high and low intraday sale prices per Share for each quarterly period with respect to the periods indicated, as reported by Nasdaq:

	High	Low
2025
Second Quarter (through June 25, 2025)	$2.99	$0.99
First Quarter	$2.42	$2.38
2024
Fourth Quarter	$1.81	$1.70
Third Quarter	$2.85	$2.66
Second Quarter	$5.80	$5.39
First Quarter	$3.71	$3.63
2023
Fourth Quarter	$3.21	$3.01
Third Quarter	$3.22	$3.12
Second Quarter	$3.34	$3.18
First Quarter	$2.67	$2.36

On May 20, 2025, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on Nasdaq was $1.29 per Share. On June 25, 2025, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $2.93 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.
SigmaTron has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.
7.	Certain Information Concerning SigmaTron
The summary information set forth below is qualified in its entirety by reference to SigmaTron’s public filings with the SEC (which may be obtained as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings with the SEC and other publicly available information. Neither Parent nor Merger Sub has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Merger Sub assumes any responsibility for the accuracy or completeness of the information concerning SigmaTron, whether furnished by SigmaTron or contained in such filings, or for any failure by SigmaTron to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Merger Sub.
SigmaTron, a Delaware corporation, is an independent provider of electronic manufacturing services and provides manufacturing and assembly services ranging from the assembly of individual components to the assembly and testing of box-build electronic products. SigmaTron has the ability to produce assemblies requiring mechanical as well as electronic capabilities. This includes printed circuit board assemblies, electro-mechanical subassemblies and completely assembled (box-build) electronic products. The products assembled by SigmaTron are then incorporated into finished products sold in various industries, particularly industrial electronics, consumer electronics and medical/life sciences. In some instances, SigmaTron manufactures and assembles the completed finished product for its customers. In connection with the production of assembled products, SigmaTron provides services to its customers, including (1) automatic and manual assembly and testing of products; (2) material sourcing and procurement; (3) manufacturing and test engineering support; (4) design services; (5) warehousing and distribution services; (6) assistance in obtaining product approval from governmental and other regulatory bodies and (7) compliance reporting. SigmaTron provides these manufacturing services through an international network of facilities located in the United States, Mexico, China, Vietnam and Taiwan. SigmaTron was organized on November 16, 1993, and commenced operations when it became the successor to all of the assets and liabilities of SigmaTron L.P., an Illinois limited partnership, through a reorganization on February 8, 1994, as part of going public. Prior to April 1, 2023, SigmaTron operated in two reportable segments as an independent provider of electronic manufacturing services and as a provider of products to the pet technology market. The majority of the pet technology segment was sold, effective as of April 1, 2023, and following such date, SigmaTron operates in one reportable segment, the electronic manufacturing services segment.
Additional Information. The Shares are registered under the Exchange Act. Accordingly, SigmaTron is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning SigmaTron’s directors and officers, their compensation (including any equity-based awards granted to them), the principal holders of SigmaTron’s securities, any material interests of such persons in transactions with SigmaTron and other matters was disclosed in SigmaTron’s definitive proxy statement for SigmaTron’s 2024 Annual Meeting of Stockholders filed with the SEC on September 20, 2024. Certain of this information also will be available in the Schedule 14D-9. The SEC maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including SigmaTron, that file electronically with the SEC.
8.	Certain Information Concerning Parent, Merger Sub and Certain Related Parties
Merger Sub is a Delaware corporation and wholly owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of SigmaTron by Parent. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Merger Sub will merge with and into SigmaTron and will cease to exist, with SigmaTron surviving the Merger as the Surviving Corporation.
Parent, a limited liability company, was formed solely for the purpose of facilitating the acquisition of SigmaTron. Parent has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions.
Transom Axis TopCo, LLC (“TopCo”) is the sole member of Parent and sole stockholder of Transom Axis HoldCo, Inc., and Transom Capital Fund IV, L.P. is the sole member of TopCo. Transom Capital Fund IV, L.P. and Transom Axis HoldCo, Inc., together with Merger Sub, Parent, and TopCo, are collectively referred to herein as the “Transom Entities.”
The address and phone number of each of the Transom Entities’ principal executive offices is set forth below:
c/o Transom Capital Group
100 North Pacific Coast Highway,
Suite 1725, El Segundo, CA 90245
+1 (310) 407-0940
The name, citizenship and applicable employment history, as of the date of this Offer to Purchase, of each director and executive officer of each of the Transom Entities is set forth in Schedule I to this Offer to Purchase.
Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of the Transom Entities, or, to the best knowledge of the Transom Entities after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
As of June 25, 2025, except as set forth below, none of the Transom Entities or their respective associates or affiliates owned any Shares.
Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of the Transom Entities or, to the best knowledge of the Transom Entities after due inquiry, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of SigmaTron; (ii) none of the Transom Entities or, to the best knowledge of the Transom Entities after due inquiry, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of SigmaTron during the past 60 days; (iii) none of the Transom Entities or, to the best knowledge of the Transom Entities after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of SigmaTron (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of the Transom Entities, their subsidiaries or, to the best knowledge of the Transom Entities after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and SigmaTron or any of its executive officers, directors or affiliates, on the other hand, that would be required to be disclosed on the Tender Offer Statement on Schedule TO, to which this Offer to Purchase and the related Letter of Transmittal are filed as exhibits (the “Schedule TO”) under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no material contacts, negotiations or transactions between the Transom Entities, their subsidiaries or, to the best knowledge of the Transom Entities after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and SigmaTron or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of SigmaTron’s securities, an election of SigmaTron’s directors or a sale or other transfer of a material amount of SigmaTron’s assets.
9.	Source and Amount of Funds
The Offer is not conditioned upon Parent’s or Merger Sub’s ability to finance or fund the purchase of Shares pursuant to the Offer. We estimate that we will need approximately $95 million in cash to (i) purchase all of the Shares pursuant to the Offer and to complete the Merger; (ii) pay all amounts in connection with the repayment of any outstanding indebtedness of SigmaTron required to be paid at the closing of the Merger; and (iii) pay all fees and expenses required to be paid at the closing of the Merger by Parent or the Merger Sub in connection with the transactions contemplated by the Merger Agreement required to be paid at the closing of the Merger. Parent and the Merger Sub anticipate funding these payments through the issuance of equity and/or debt of Parent, and the incurrence or issuance of equity and/or debt of Parent.
Financing. The obligation of Parent and Merger Sub to consummate the Offer and the Merger is not subject to any financing condition. In connection with the financing of the Offer and the Merger, the Equity Investor and Parent have entered into an equity commitment letter, dated as of May 20, 2025 (the “Equity Commitment Letter”), pursuant to which the Equity Investor has agreed to provide Parent with an equity and/or debt commitment of up to $95 million in cash, subject to the terms and conditions set forth therein.
We anticipate that the proceeds from the Equity Commitment Letter, will be sufficient to (i) make or cause the making of all payments contemplated by the Merger Agreement required to be made by Parent or Merger Sub at the Closing (including the payment of all amounts payable in connection with or as a result of the Offer and the Merger) and (ii) pay all fees and expenses required to be paid at or prior to the Closing by Parent or Merger Sub. SigmaTron has a contractual right to enforce the terms of the Equity Commitment Letter and cause Parent to enforce the Equity Commitment Letter, provided that the right of SigmaTron and the obligation of Parent to enforce the obligations of the Equity Investor under the Equity Commitment Letter is subject to the requirements that all of the Offer Conditions have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the expiration of the Offer, each of which is capable of being satisfied at the expiration of the Offer) and that all of the conditions to the Merger set forth in Section 7.1 of the Merger Agreement have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the expiration of the Merger, each of which is capable of being satisfied at the expiration of the Merger).
This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.
Limited Guarantee. Concurrently with the execution of the Merger Agreement, the Equity Investor and SigmaTron have entered into a limited guarantee, dated as of May, 20, 2025 (the “Guarantee”), in favor of SigmaTron in respect of certain obligations of Parent in connection with the Merger Agreement (the “Guaranteed Obligations”).

The obligations of the Guarantors under the Guarantee are subject to an aggregate cap equal to $2,492,500.00 (the “Cap”).
The Guarantee will terminate upon the earliest of:
•	the Effective Time, the consummation of the Offer and the Merger, and the payment in full of the Required Amounts (as defined in the Merger Agreement);
•	the valid termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would not be obligated to pay any of the Guaranteed Obligations;
•
the three-month anniversary of any valid termination of the Merger in accordance with its terms under circumstances in which Parent is obligated to pay any of the Guaranteed Obligations, if SigmaTron has not commenced an action against Parent or Merger Sub under, and in accordance with, the Merger Agreement for payment of the Guaranteed Obligations or against the Equity Investor under, and in accordance with, the Guarantee for payment of the Guaranteed Obligations (a “Qualifying Suit”); and

•
payment of the Guaranteed Obligations by or on behalf of the Equity Investor and/or Parent in cash in an amount up to the Cap (or such lesser amount set forth in any final, non-appealable order or by written agreement of the Equity Investor and SigmaTron).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Guarantee, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.
10.	Background of the Offer; Past Contacts or Negotiations with SigmaTron
Background of the Offer and the Merger
The following is a description of contacts between representatives of Parent and SigmaTron that resulted in the execution of the Merger Agreement (as defined below) and the agreements related to the Offer as well as certain additional matters occurring after the execution of the Merger Agreement and disclosed to Parent by SigmaTron. For a review of SigmaTron’s additional activities, please refer to the Schedule 14D-9 that will be filed by SigmaTron with the SEC and mailed to SigmaTron stockholders.
In December 2024, as part of the market check authorized by the SigmaTron Board, Lincoln Partners Advisors LLC (“Lincoln Advisors”) contacted Transom Capital Group, LLC (“Transom Capital”, and together with its affiliates, “Transom”) and approximately 60 different parties regarding their potential interest in acquiring SigmaTron. On December 20, 2024, Transom Capital and SigmaTron entered into a nondisclosure agreement (the “Confidentiality Agreement”). Transom, along with several other potential bidders, received a confidential executive summary of SigmaTron’s business and a bid process letter instructing them to submit written preliminary indications of interest by January 15, 2025 (which date was later extended until January 17, 2025). The executive summary provided to Transom contained SigmaTron’s financial information, including SigmaTron’s financial projections for the fiscal years ending April 30, 2025 and April 30, 2026, respectively, which were updated by SigmaTron’s management in December 2024 (the “December 2024 Projections”). In May 2025, the December 2024 Projections were updated by SigmaTron’s management to include detailed working capital balances and capital expenditure information and also reflected the results of SigmaTron’s actual performance during the period from December 2024 through March 2025 as well as SigmaTron’s management’s updated views of certain customer activities (the “Updated Projections”). The Updated Projections were made available to Transom on May 1, 2025.
Between January 15-17, 2025, Transom submitted a preliminary indication of interest relating to a potential acquisition transaction involving SigmaTron.
On February 1, 2025, SigmaTron made available to Transom, along with other bidders, a virtual data room containing due diligence materials. In February 2025, SigmaTron held management presentations for Transom. During this period, Transom conducted due diligence on SigmaTron.
On February 19, 2025, Lincoln Advisors, on behalf of SigmaTron, provided to Transom a bid process letter instructing Transom to submit updated proposals by March 14, 2025. On March 2, 2025, Lincoln Advisors provided to Transom an auction draft of the Merger Agreement prepared by SigmaTron’s counsel, Greenberg Traurig, LLP (“Greenberg Traurig”).

During the period from February 19, 2025 to March 14, 2025, Transom continued to conduct its due diligence review of SigmaTron.
On March 14, 2025, Transom delivered to Lincoln Advisors a letter of intent with respect to a potential acquisition of SigmaTron for a cash purchase price of $1.80 per share, subject to due diligence (the “Transom March 14 Proposal”). The Transom March 14 Proposal represented approximately $11.0 million of proceeds that would be payable to SigmaTron’s stockholders, based on 6,119,288 shares of SigmaTron’s Common Stock outstanding as of December 17, 2024, on a fully diluted basis, as reported in SigmaTron’s Quarterly Report on Form 10-Q filed with the SEC on December 20, 2024 (which amount did not include the shares of Common Stock for which the then outstanding TCW Warrants were exercisable) (the “Fully Diluted Shares”). The Transom March 14 Proposal assumed, among other things, an adjusted EBITDA of $12.4 million for the 2025 fiscal year and an enterprise value of SigmaTron of approximately $74.5 million. The Transom March 14 Proposal indicated that while Transom expected to finance the transaction with a combination of equity and debt, it was prepared to provide a full equity back-stop of the entire purchase price and other amounts required to be paid at closing of the transaction pursuant to a customary equity commitment letter, such that a receipt of the debt financing would not be required to close. Transom’s submission also included a memorandum prepared by Kirkland & Ellis LLP (“K&E”), counsel to Transom, which contained Transom’s initial comments on the auction draft of the Merger Agreement provided by SigmaTron. Among other things, these comments indicated that while Transom’s initial preference was to structure the transaction as a one-step merger, it was open to discussing the two-step tender offer/back-end merger structure. Transom’s comments on the draft Merger Agreement also contemplated that SigmaTron would pay Transom a termination fee equal to 3.9% of SigmaTron’s equity value at the time of signing if the Merger Agreement was terminated in certain circumstances. The Transom March 14 Proposal requested an exclusivity period of five weeks to complete due diligence and negotiate a definitive Merger Agreement.
Over the next several days, Lincoln Advisors communicated to Transom the feedback provided by the SigmaTron Board that Transom had not submitted a compelling proposal based on which SigmaTron would be prepared to grant exclusivity and encouraged Transom to improve its offer and directed Transom to submit a revised proposal, provide further insight on any remaining due diligence items that could lead to material valuation adjustments, and address certain other business and legal points identified by SigmaTron’s management and legal counsel.
On March 24, 2025, Transom submitted an updated proposal for a potential acquisition of SigmaTron. Transom’s updated proposal was based on an enterprise value of SigmaTron of approximately $91.0 million (the “Updated Transom Proposal”). The Updated Transom Proposal represented an equity value of approximately $19.7 million and an implied purchase price of $3.22 per share (calculated based on the Fully Diluted Shares). The Updated Transom Proposal stated that it remained subject to completion of due diligence, including a quality of earnings analysis. The Updated Transom Proposal contained an updated memorandum prepared by K&E, which contained Transom’s revised comments on the auction draft of the Merger Agreement. Among other things, Transom’s comments contemplated that SigmaTron would pay Transom a termination fee equal to 3.3% of SigmaTron’s equity value at the time of signing in the event the Merger Agreement was terminated in certain circumstances. The comments also indicated that Transom was prepared to accept the two-step tender offer/back-end merger structure proposed by SigmaTron. The Updated Transom Proposal requested an exclusivity period of 30 days to complete due diligence and negotiate a definitive Merger Agreement and included a draft exclusivity agreement.
On March 26, 2025 Greenberg Traurig sent a revised draft of the proposed exclusivity agreement to K&E.
On March 26, 2025, Lincoln Advisors advised Transom that a higher bid had been submitted, and therefore, SigmaTron was no longer able to grant exclusivity to Transom based on its latest proposal. In response, Transom requested an opportunity to submit a further improved proposal. Lincoln Advisors informed Transom that they would be allowed to submit their best and final proposal by the end of business on March 28, 2025 (which date was subsequently extended to March 30, 2025).

On March 27, 2025, Transom submitted a further updated proposal for a potential acquisition of SigmaTron. Transom’s updated proposal was based on an enterprise value of approximately $96.0 million, subject to due diligence (the “Transom March 27 Proposal”). The Transom March 27 Proposal represented an equity value of approximately $24.7 million and an implied purchase price of $4.04 per share (calculated based on the Fully Diluted Shares).
On March 28, 2025, Transom submitted a further updated proposal for a potential acquisition of SigmaTron. Transom’s updated proposal was based on an enterprise value of approximately $97.0 million, subject to due diligence (the “Transom March 28 Proposal”). The Transom March 28 Proposal represented an equity value of approximately $25.7 million and implied purchase price of $4.20 per share (calculated based on the Fully Diluted Shares).
On March 30, 2025, Transom submitted a further updated proposal for a potential acquisition of SigmaTron. Transom’s updated proposal was based on an enterprise value of approximately $99.0 million, subject to due diligence (the “Transom March 30 Proposal”). The Transom March 30 Proposal represented an equity value of approximately $27.7 million and an implied purchase price of $4.53 per share (calculated based on the Fully Diluted Shares).
On April 1, 2025, Lincoln Advisors communicated to Transom the SigmaTron Board’s decision to grant exclusivity to Transom and proceed to negotiate a definitive Merger Agreement with Transom on terms and conditions consistent with those set forth in the Transom March 30 Proposal. Later that day, SigmaTron and Transom entered into an exclusivity agreement, dated April 1, 2025 (the “Exclusivity Agreement”). The Exclusivity Agreement provided for an initial exclusivity period expiring on April 21, 2025, with an automatic extension until April 30, 2025 if, prior to such date, Transom delivered to SigmaTron a non-binding confirmation in writing of the purchase price and all other material terms of the proposed transaction, as contemplated by the Transom March 30 Proposal.
On April 3, 2025, representatives of K&E, Greenberg Traurig and Howard & Howard Attorneys PLLC (“H&H”) held a telephonic meeting to discuss the process and timeline for Transom and its advisors to complete their due diligence review of SigmaTron and for the parties to negotiate a definitive Merger Agreement and other transaction documents.
On April 4, 2025, Greenberg Traurig sent to K&E a memorandum reflecting SigmaTron’s responses to the initial comments on the auction draft of the Merger Agreement previously provided by Transom as part of its bid submission. Among other comments, the Greenberg Traurig memorandum addressed the proposed treatment of SigmaTron’s outstanding equity awards, certain deal protection provisions proposed to be included in the definitive Merger Agreement, and the proposed provisions pursuant to which SigmaTron would be required to pay a termination fee to Transom in the event the Merger Agreement was terminated in certain circumstances.
On April 5, 2025, K&E sent to Greenberg Traurig a legal due diligence request list. Transom’s confirmatory due diligence review of SigmaTron, including operational, financial, tax, legal, insurance, employee benefits, environmental and IT due diligence, began at that time and continued until the execution of the Merger Agreement on May 20, 2025. During this time, SigmaTron, Transom and their respective representatives had several discussions relating to due diligence matters of SigmaTron.
On April 10, 2025, K&E sent to Greenberg Traurig a revised draft of the Merger Agreement. Among other proposed terms, the draft Merger Agreement (i) reflected the two-step tender offer/back-end merger structure proposed by SigmaTron in the auction draft of the Merger Agreement, (ii) provided that Transom would be required to launch the tender offer within 20 business days following the execution of the Merger Agreement (instead of ten business days, as SigmaTron had proposed in the auction draft), (iii) provided for a termination fee equal to 3.3% of SigmaTron’s equity value (the “Termination Fee”) that would be payable by SigmaTron to Transom if the Merger Agreement was terminated in certain circumstances, including in the event of a material breach by SigmaTron of its no-shop obligations, and (iv) limited Transom’s monetary liability for breaches of the Merger Agreement to an amount equal to 10% of SigmaTron’s equity value.
On April 11, 2025, K&E sent to Greenberg Traurig an initial draft of the Tender and Support Agreement proposed to be entered into by certain of SigmaTron’s executive officers in connection with the Merger Agreement (the “Tender and Support Agreements”).
On April 12, 2025, K&E sent to Greenberg Traurig initial drafts of the Equity Commitment Letter and the Limited Guarantee.

On April 18, 2025, Greenberg Traurig sent to K&E a revised draft of the Merger Agreement. Among other proposed changes, the revised draft (i) indicated that the proposed period of 20 business days following the execution of the Merger Agreement for Transom to launch the tender offer was subject to discussion with JPM and TCW in light of the May 15, 2025 deadlines for launching a tender offer imposed by the 2025 Credit Agreement Amendments, (ii) eliminated the provisions that would allow Transom to terminate the Merger Agreement and collect the Termination Fee in the event of a material breach by SigmaTron of its no-shop covenants, and (iii) provided that upon the payment by SigmaTron of the Termination Fee in the circumstances in which such payment is required under the Merger Agreement, SigmaTron would have no further liability to Transom or any of its related parties under the Merger Agreement. In addition, Greenberg Traurig sent to K&E revised drafts of the Equity Commitment Letter, the Limited Guarantee and the Tender and Support Agreement.
On April 23, 2025, Greenberg Traurig sent to K&E an initial draft of SigmaTron’s disclosure schedules.
On April 24, 2025, K&E sent to Greenberg Traurig a revised draft of the Merger Agreement. Among other proposed terms, the draft Merger Agreement (i) reinserted the provisions that would allow Transom to terminate the Merger Agreement and collect the Termination Fee in the event of a material breach by SigmaTron of its no-shop covenants and (ii) eliminated the provision that upon the payment of the Termination Fee in the circumstances in which such payment is required under the Merger Agreement, SigmaTron would have no further liability to Transom or any of its related parties under the Merger Agreement. In addition, K&E sent to Greenberg Traurig a revised draft of the Tender and Support Agreement.
During the period between April 25, 2025 and May 13, 2025, the parties continued to negotiate the remaining open issues in the Merger Agreement and ancillary transaction documents. Greenberg Traurig and K&E exchanged multiple drafts of the Merger Agreement, SigmaTron’s disclosure schedules, the Tender and Support Agreement, the Equity Commitment Letter and the Limited Guarantee. During the same period, Transom and its advisors also continued their due diligence review of SigmaTron.
On April 29, 2025, SigmaTron and Transom entered into an extension of the Exclusivity Agreement, pursuant to which the exclusivity period was extended through May 9, 2025. The Exclusivity Agreement was subsequently further extended on May 8, 2025, May 13, 2025 and May 19, 2025, with the final extension extending the exclusivity period through May 21, 2025.
On May 7, 2025, members of SigmaTron’s senior management and representatives of Transom held a telephonic meeting, which was also attended by representatives of Lincoln International LLC (“Lincoln”). The parties discussed the remaining open issues in the Merger Agreement as well as certain remaining financial and business due diligence items.
On May 12, 2025, representatives of Lincoln had a telephone conversation with representatives of Transom, during which Transom representatives advised Lincoln representatives that Transom had substantially completed its due diligence, including business and financial diligence (with the exception of a few outstanding confirmatory due diligence items) and expected to deliver to SigmaTron its “best and final” proposal to acquire SigmaTron on March 13, 2025.
On May 13, 2025, Transom delivered to Lincoln its updated, “best and final” proposal to acquire SigmaTron for a purchase price of $3.02 per share, on a fully diluted basis, taking into account the TCW Warrants, which represented approximately 17.5% of SigmaTron’s outstanding shares (the “Final Transom Proposal”). The Final Transom Proposal indicated that while Transom continued to value SigmaTron at the same enterprise value of $83.0 million as the Transom March 30 Proposal, the Final Transom Proposal took into account the fact that SigmaTron’s secured debt had increased since March 30, 2025. In addition, the Final Transom Proposal assumed a reserve of $1.0 million of cash on the balance sheet at closing to mitigate certain unquantified debt-like items identified by Transom in its financial due diligence, in a total amount of approximately $13.7 million. The Final Transom Proposal also took into account an increase in SigmaTron’s estimated transaction expenses from $5.0 million to $5.4 million. As a result, the Final Transom Proposal reflected a reduction in the implied equity value from $27.7 million to $22.9 million, as compared to the Transom March 30 Proposal.
On May 15, 2025, the SigmaTron Board concluded that the Final Transom Proposal represented the best strategic alternative currently available to SigmaTron. Accordingly, the SigmaTron Board determined that SigmaTron should proceed to conclude the negotiations of the Merger Agreement with Transom as soon as possible.

During the period between May 15, 2025 and May 20, 2025, the parties continued to negotiate the remaining open issues in the Merger Agreement and ancillary transaction documents. SigmaTron also finalized the disclosure schedules. During the same period, Transom and its advisors also completed their review of the remaining due diligence items.
Following approval of the Merger Agreement by the SigmaTron Board, Greenberg Traurig informed K&E of the results of the SigmaTron Board meeting, and Greenberg Traurig and K&E finalized the Tender and Support Agreements, the Equity Commitment Letter and the Limited Guarantee and coordinated the execution and delivery of the Merger Agreement and ancillary transaction documents.
After the close of trading on Nasdaq on May 20, 2025, the parties executed and delivered the Merger Agreement and ancillary transaction documents.
On the morning of May 21, 2025, the parties issued a joint press release announcing the execution of the Merger Agreement, and SigmaTron filed a Current Report on Form 8-K disclosing the material terms of the Merger Agreement and ancillary transaction documents.
On June 2, 2025, SigmaTron received, and forwarded to Transom, an unsolicited proposal from a private equity fund with portfolio investments in EMS companies (“Party A”) to acquire 100% of SigmaTron’s outstanding share capital for a purchase price of $3.63 per share in cash (the “Unsolicited Party A Proposal”). The Unsolicited Party A Proposal stated that Party A intended to finance the proposed transaction with a combination of cash on its balance sheet (inclusive of binding capital commitments) in excess of $30.0 million and fully committed debt financing in excess of $55.0 million. The Unsolicited Party A Proposal further stated that Party A had secured a highly confident letter from a lender to provide debt financing of not less than $55.0 million to refinance SigmaTron’s existing credit facility. The Unsolicited Party A Proposal indicated that Party A had substantially completed its due diligence review of SigmaTron and expected to complete any remaining due diligence within ten days. The Unsolicited Party A Proposal further indicated that Party A was prepared to enter into a merger agreement in the form of the Merger Agreement, with such modifications as might be required to reflect the Unsolicited Party A Proposal and to replace Transom with Party A as a party thereto, and that Party A would be prepared to launch a tender offer within 15 business days after entry into a definitive merger agreement.
On June 3, 2025, Greenberg Traurig communicated to K&E that SigmaTron had several questions relating to the Unsolicited Party A Proposal and requested that Transom agree to a limited waiver of the non-solicitation provisions of the Merger Agreement to allow the SigmaTron Board to clarify the terms of the Unsolicited Party A Proposal to enable the SigmaTron Board to determine whether the Unsolicited Party A Proposal is or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement).
On June 4, 2025, Transom and SigmaTron executed and delivered the limited waiver.
On June 5, 2025, Transom received from SigmaTron a letter from Party A reiterating its continuing interest in acquiring SigmaTron on the terms contained in the Unsolicited Party A Proposal delivered on June 2, 2025, and stating that Party A had increased its proposed allocation for the proposed transaction to a combination of cash on its balance sheet (inclusive of binding capital commitments) in excess of $40.0 million and fully committed debt financing in excess of $55.0 million.
On June 10, 2025, representatives of Greenberg Traurig notified Transom and K&E of the SigmaTron Board’s determination that the Unsolicited Party A Proposal would reasonably be expected to result in a Superior Proposal and that the failure by SigmaTron to (i) furnish information, including nonpublic information, to Party A (including its representatives), subject to the execution of an Acceptable Confidentiality Agreement (as defined in the Merger Agreement), and (ii) engage in discussions or negotiations with Party A (including its representatives) with respect to the Unsolicited Party A Proposal would be inconsistent with its fiduciary duties pursuant to applicable law.
Also on June 12, 2025, K&E on behalf of Transom sent to Greenberg Traurig a letter to the SigmaTron Board expressing, among other things, Transom’s concern with the SigmaTron Board’s extended review of the Unsolicited Party A Proposal and communicating doubt about the viability of the Unsolicited Party A Proposal. The letter also requested that the SigmaTron Board immediately communicate to Party A that Party A’s deadline to provide the SigmaTron Board a Superior Proposal with fully committed financing and final transaction documents is 11:59 p.m.,

Eastern time, on June 17, 2025, and requested authorization to contact and engage with SigmaTron’s existing lenders with respect to the Unsolicited Party A Proposal, including with respect to timing and the potential ramifications to SigmaTron in the event SigmaTron seeks further amendments to its Credit Agreements.
On June 13, 2025, Transom received from SigmaTron a letter from Party A stating that Party A remained enthused about the proposed acquisition of SigmaTron, reiterating that the proposed transaction would not be subject to any financing condition, informing SigmaTron that Party A planned to submit a proposed merger agreement to the SigmaTron Board over the next 24 hours, and stating that Party A had increased its allocation for the proposed transaction to a combination of cash on its balance sheet (inclusive of binding capital commitments) in excess of $56.0 million and fully committed debt financing in excess of $40.0 million. Transom subsequently received from SigmaTron Party A’s an initial draft of its proposed merger agreement.
On June 14, 2025, Transom received from SigmaTron a letter from Party A stating that Party A proposes to raise the purchase price for its proposed acquisition of all of SigmaTron’s outstanding capital stock from $3.63 per share to $4.00 per share in cash (the “Updated Unsolicited Party A Proposal”). The letter contained an updated draft of Party A’s proposed merger agreement reflecting the proposed purchase price of $4.00 per share.
On June 16, 2025, Transom received from SigmaTron a draft letter from TCW received by Party A indicating that TCW was supportive of the proposed acquisition of SigmaTron by Party A and was working to provide a commitment letter regarding a senior secured term loan credit facility to be provided by TCW in connection with the proposed transaction, on the terms and conditions set forth in a term sheet that was attached to the TCW letter. Party A had also provided to SigmaTron updated detail relating to the capital commitments proposed to be used by Party A to finance the proposed acquisition, indicating that Party A had secured capital commitments for approximately $63.6 million in the aggregate, including binding subscription agreements for a total of approximately $56.1 million.
On June 16, 2025, representatives of K&E contacted representatives of Greenberg Traurig by telephone to discuss the possibility of extending the June 18, 2025 deadline for launching the tender offer under the Merger Agreement for several days. Representatives of K&E explained to representatives of Greenberg Traurig that Transom was concerned that launching the tender offer while the Updated Unsolicited Party A Proposal was pending could have a negative impact on the success of the tender offer. During that conversation, Greenberg Traurig informed K&E that the SigmaTron Board had authorized Transom to contact and engage with SigmaTron’s existing lenders with respect to the Updated Unsolicited Party A Proposal. On June 17, 2025, Greenberg Traurig informed K&E that SigmaTron was amenable to extending the launch deadline initially for up to 24 hours, pending the SigmaTron Board’s review and decision on the matter.
Also on June 17, 2025, Transom received from SigmaTron (which was delivered by Party A) (i) a draft commitment letter from TCW to provide an amended and extended senior secured term loan credit facility in connection with the Updated Unsolicited Party A Proposal, in an amount equal to the outstanding principal balance under the Term Loan Agreement, on the terms and conditions set forth in a term sheet that was provided by TCW, and (ii) a draft commitment letter from another potential lender (“Lender A”) to provide a senior secured asset-based revolving credit facility in the aggregate principal amount of up to $60.0 million in connection with the Updated Unsolicited Party A Proposal, on the terms and conditions set forth in a term sheet attached to such draft commitment letter.
Also on June 17, 2025, Transom received from SigmaTron a letter from Party A stating that the two debt financing commitments provided by Party A, combined with the available cash and committed capital on Party A’s balance sheet, were more than sufficient for the SigmaTron Board to immediately declare the Updated Unsolicited Party A Proposal to be a Superior Proposal under the terms of the Merger Agreement. The letter also stated that Party A had completed its due diligence review of SigmaTron.
Later on June 17, 2025, Transom received from SigmaTron a letter from Party A stating that Party A had secured cash and binding capital commitments of over $56.0 million plus a commitment from TCW to close on its proposed acquisition of SigmaTron, and encouraging the SigmaTron Board to declare that the Updated Unsolicited Party A Proposal constitutes a Superior Proposal under the Merger Agreement and to immediately notify Transom of such decision. The letter also stated that, if the SigmaTron Board requests such information, Party A will not share with SigmaTron or any of its representatives the names or the individual contractual commitment amounts of any of its investors. The letter also stated that Party A must be notified in writing by 8:00 p.m., Eastern Time, on June 17, 2025 that the SigmaTron Board had declared Party A’s proposal to be a

Superior Proposal and that Transom had been notified of the SigmaTron Board’s decision, and that otherwise, Party A would advise SigmaTron by 8:00 a.m., Eastern Time, on June 18, 2025 as to whether Party A wished to continue discussions with SigmaTron, potentially lower the proposed purchase price, or to terminate discussions and pursue other strategic options.
On June 17, 2025, K&E sent to Greenberg Traurig a draft waiver proposing to extend the deadline for launching the tender offer under the Merger Agreement to June 25, 2025. K&E’s email also stated that Transom requested that the SigmaTron Board immediately communicate to Party A that Party A’s deadline to provide the SigmaTron Board with a Superior Proposal with fully committed financing and final transaction documents was 5:00 p.m., Eastern time, on June 23, 2025.
On June 18, 2025, representatives of Greenberg Traurig and K&E had a telephone conversation in which Greenberg Traurig informed K&E of the SigmaTron’s proposal to (i) set a deadline of June 26, 2025 for Party A to submit a Superior Proposal and (ii) extend the tender offer launch deadline until June 30, 2025, subject to approval by JPM.
Later on June 18, 2025, Transom received from SigmaTron a copy of Lender A’s debt financing commitment letter, executed by Party A, as well as copies of emails between Party A and Lender A confirming payment by Party A of Lender A’s commitment fee and good faith deposit.
Also on June 18, 2025, SigmaTron received a letter from Transom expressing the view that the Updated Unsolicited Party A Proposal did not constitute a Superior Proposal under the Merger Agreement. The letter specified perceived faults with respect to the debt and equity commitment documentation provided by Party A purportedly supporting the Updated Unsolicited Party A Proposal, including with respect to the conditionality and other terms of the debt documentation and Party A’s refusal to share additional material details with respect to its equity financing arrangements, and also cited Party A’s inability to obtain the requisite financing to submit a proposal earlier in the process. The letter urged SigmaTron to immediately terminate discussions with Party A or, if necessary, communicate to Party A a deadline of 5:00 p.m., Eastern time, on June 23, 2025 for Party A to submit a Superior Proposal with fully committed financing and final transaction documents. The letter also indicated that Transom would be willing to extend the tender offer launch deadline until June 26, 2025.
On June 19, 2025, Greenberg Traurig informed K&E of the SigmaTron Board’s decision to (i) accept Transom’s proposal to extend the tender offer launch deadline until June 26, 2025, subject to approval by JPM, and (ii) set a deadline of 5:00 p.m., Eastern time, on June 24, 2025, for Party A to submit a Superior Proposal with fully committed financing and final transaction documents.
On June 20, 2025, SigmaTron and Transom executed a waiver to extend the tender offer launch deadline under the Merger Agreement until June 26, 2025.
On June 23, 2025, Transom received from SigmaTron Party A’s revised draft merger agreement for the Updated Unsolicited Party A Proposal.
On June 24, 2025, Transom received from SigmaTron a letter from Party A, stating that Party was withdrawing the Updated Unsolicited Party A Proposal, citing newly emerging geopolitical events, SigmaTron’s most recent financial results and forecast, and several other issues of major concerns as the basis for its decision.
11.	The Merger Agreement; Other Agreements
Merger Agreement
The following is a summary of certain provisions of the Merger Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself which has been filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that Parent or Merger Sub makes with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent, Merger Sub and Certain Related Parties” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.
The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to modify or supplement any factual disclosures about Parent, Merger Sub or SigmaTron. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of Parent, Merger Sub and SigmaTron and may be subject to qualifications and limitations agreed upon by Parent, Merger Sub and SigmaTron. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Parent, Merger Sub and SigmaTron, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and, in some cases, are qualified by the confidential disclosure schedule delivered by SigmaTron to Parent and Merger Sub concurrently with the execution of the Merger Agreement (the “Disclosure Schedule”). Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about SigmaTron, Parent or Merger Sub in SigmaTron’s public reports filed with the SEC. Investors are not third-party beneficiaries under the Merger Agreement (except for (i) if the Offer Acceptance Time occurs, the right of the holders of Shares validly tendered (and not validly withdrawn) pursuant to the Offer to receive the Offer Price, (ii) if the Effective Time occurs, the right of the holders of Shares (other than the Excluded Shares) to receive the Merger Consideration and (ii) if the Effective Time occurs, the right of the holders of Company Equity Awards to receive such amounts as provided for in the Merger Agreement). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since May 20, 2025, which subsequent information may or may not be fully reflected in Parent, Merger Sub and SigmaTron’s public disclosures.
The Offer. Provided that the Merger Agreement has not been terminated, Merger Sub will commence the Offer as promptly as practicable, and in no event later than June 18, 2025, unless otherwise agreed to by SigmaTron and Parent. Merger Sub’s obligation to, and Parent’s obligation to cause Merger Sub to, irrevocably accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described herein. Subject to the satisfaction of the Minimum Condition and the other Offer Conditions described herein, the Merger Agreement provides that Merger Sub will, and Parent will cause Merger Sub to, irrevocably accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer.
Merger Sub expressly reserves the right to increase the Offer Price and/or waive any of the Offer Conditions and to make any change in the terms of or the conditions to the Offer in any manner not inconsistent with the Merger Agreement, except that SigmaTron’s prior written approval is required for Parent and Merger Sub to:
•	decrease the Offer Price (other than an adjustment made pursuant to Section 1.1(g) of the Merger Agreement);
•	change the form of consideration payable in the Offer (except nothing will limit the ability of Parent and Merger Sub to increase the cash consideration payable in the Offer);
•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose additional conditions to the Offer other than the Offer Conditions;
•	amend, modify or waive the Minimum Condition;
•	amend, modify or supplement any of the Offer Conditions in a manner that adversely affects any holder of Shares in its capacity as such;
•	withdraw or terminate the Offer or extend or otherwise change the Expiration Date, except as permitted by the Merger Agreement; or
•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement provides that:
•	Merger Sub shall extend the Offer for any period required by applicable law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer;
•
if, as of the then-scheduled Expiration Date, any of the Offer Conditions (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) is not satisfied (unless such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub shall extend the Offer and the Expiration Date for additional periods of up to ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension;

•
if, as of the then-scheduled Expiration Date, each of the Offer Conditions (other than the Minimum Condition, and other than any other Offer Conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) has been satisfied or waived (to the extent waivable by Merger Sub or Parent and has been validly waived) and the Minimum Condition has not been satisfied, then Merger Sub may, and, at the request in writing of SigmaTron, Merger Sub shall, extend the Offer and the Expiration Date for additional periods of up to ten (10) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension; provided, however, that in no event shall Merger Sub be required to extend the Offer and the Expiration Date pursuant to this third bullet for more than thirty (30) Business Days in the aggregate; and

•
if, as of the then-scheduled Expiration Date, the Minimum Condition is satisfied but one or more of the other Offer Conditions (other than any such conditions that by their nature are to be satisfied at the Expiration Date (provided, that such other Offer Conditions would be capable of being satisfied or validly waived were the Expiration Date to occur at such time)) is not satisfied (unless such other Offer Condition is waivable by Merger Sub or Parent and has been validly waived), Merger Sub may, and Parent may cause Merger Sub to, extend the Offer.

The Merger. At the Effective Time, Merger Sub will merge with and into SigmaTron, the separate corporate existence of Merger Sub will cease, and SigmaTron will continue as the Surviving Corporation. Subject to the Merger Agreement and pursuant to the DGCL (including Section 251 thereof), the Closing Date will take place as soon as practicable after, and in no event later than the first business day after, the Offer Acceptance Time, subject to the satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit thereof, of the closing conditions set forth in the Merger Agreement, or at such other time or date as Parent and SigmaTron may mutually agree.
At the Closing, SigmaTron and Merger Sub will cause the certificate of merger to be filed with the Delaware Secretary of State, and will make all other filings or recordings required by the DGCL in connection with the Merger.
At the Effective Time, the certificate of incorporation of SigmaTron will be amended and restated to read in its entirety as the certificate of incorporation of Merger Sub as in effect immediately prior thereto, except that all references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name as “SigmaTron International, Inc.”, and, as so amended, will be the certificate of incorporation of the Surviving Corporation. SigmaTron and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of SigmaTron will be amended and restated to read in its entirety as the by-laws of Merger Sub as in effect immediately prior thereto and, as so amended, will be the bylaws of the Surviving Corporation.
Board of Directors and Officers. The board of directors of the Surviving Corporation immediately following the Effective Time will consist of designees of Parent, and the officers of the Surviving Corporation immediately following the Effective Time will consist of the officers of Merger Sub immediately prior to the Effective Time, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Conversion of Capital Stock at the Effective Time. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time, but excluding Excluded Shares and Dissenting Shares, will be converted automatically into the right to receive the Offer Price, in cash without interest, less any required tax withholding (the “Merger Consideration”).
Conversion of Capital Stock held by SigmaTron, Parent and Merger Sub. In the Merger, each Share that is owned by SigmaTron (as treasury stock or otherwise) or directly owned by Parent or Merger Sub immediately prior to the Effective Time (“Cancelled Shares”) will be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Share that is owned by any wholly owned subsidiary of Parent (other than Merger Sub) immediately prior to the Effective Time will automatically be converted into such number of shares of common stock of the Surviving Corporation such that each such subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such subsidiary owned in SigmaTron immediately prior to the Effective Time (each such Share, together with the Cancelled Shares, the “Excluded Shares”).
Conversion of Capital Stock of Merger Sub. In the Merger, each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
Dissenting Shares. Shares that are issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) and that are held by holders of such Shares who have not tendered their Shares and are entitled to and have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Shares held by any such holder (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall only be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until any such holder fails to perfect or effectively withdraws, waives or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws, waives or loses such rights, such Dissenting Shares will thereupon be no longer considered Dissenting Shares and will be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration.
Company Options. At the Effective Time, (i) each option to purchase shares of common stock (each, a “Company Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, and which has an exercise price per share of common stock that is less than the Merger Consideration (each, an “In the Money Option”), will automatically and without any required action on the part of the holder thereof or SigmaTron, be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of shares of common stock underlying the Company Option, multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price per share of common stock applicable to such In the Money Option, less applicable tax withholdings. At the Effective Time, each Company Option that is not an In the Money Option which is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof or SigmaTron, be cancelled without any consideration payable therefor.
Company Equity Plans. As of the Effective Time, the Company Equity Plans will be terminated and no further Shares, Company Options, Company Restricted Stock Awards or other equity or equity-related interests in SigmaTron or other rights with respect to Shares or otherwise shall be granted thereunder. Following the Effective Time, no Company Option, Company Restricted Stock Award, equity or equity-related interest or other right under any Company Equity Plan or otherwise (other than the Company Warrants) that was outstanding immediately prior to the Effective Time shall remain outstanding, and each former holder of any such Company Option, Company Restricted Stock Award, equity or equity-related interest or other right shall cease to have any rights with respect thereto, except the right to receive the consideration set forth above. “Company Equity Plans” means (i) the SigmaTron International, Inc. 2021 Employee Stock Option Plan, (ii) the SigmaTron International, Inc. 2021 Non-Employee Director Restricted Stock Plan, (iii) the SigmaTron International, Inc. 2019 Employee Stock Option Plan; (iv) the SigmaTron International, Inc. 2018 Non-Employee Director

Restricted Stock Plan; (v) the SigmaTron International, Inc. 2013 Non-Employee Director Restricted Stock Plan; (vi) the SigmaTron International, Inc. 2011 Employee Stock Option Plan; and (vii) the SigmaTron International, Inc. 2004 Employee Stock Option Plan; and (viii) the SigmaTron International, Inc. 1993 Stock Option Plan, in each case, as may be amended from time to time.
Company Warrants. At the Effective Time, by virtue of the Merger and without any further action on the part of SigmaTron or the holder of any Company Warrant, (a) each warrant to purchase shares of common stock (each, a “Company Warrant”) outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares underlying such Company Warrant, multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price of such Company Warrant, and (b) the holder of such Company Warrant, in lieu of Shares immediately theretofore purchasable and receivable upon the exercise of such Company Warrant, shall be entitled only to receive such cash amount in respect of such Company Warrant and shall have no other rights pursuant to such holder’s ownership of such Company Warrant; provided, that any such Company Warrant the exercise price of which is equal to or greater than the Merger Consideration shall, automatically and without any required action on the part of the holder thereof, be cancelled without any consideration payable therefor.
In the Merger Agreement, SigmaTron has made representations and warranties to Parent and Merger Sub with respect to, among other things:
•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;
•	capital structure;
•	subsidiaries and equity interests;
•	authority, execution and enforceability relative to the Merger Agreement;
•	no conflicts and required consents;
•	SEC filings and undisclosed liabilities;
•	disclosure controls and internal controls over financial reporting;
•	accuracy of information supplied for purposes of the Offer Documents;
•	the absence of specified changes or events;
•	taxes;
•	labor relations;
•	employees and employee benefit plans;
•	real property;
•	contracts;
•	litigation;
•	compliance with laws, including anti-corruption and anti-bribery laws;
•	environmental matters;
•	permits;
•	intellectual property;
•	privacy and data security;
•	insurance;
•	brokers and other advisors;
•	material customers and suppliers;
•	anti-takeover provisions and statutes;

•	the opinion of its financial advisor;
•	no stockholder vote required; and
•	related party transactions.
Some of the representations and warranties in the Merger Agreement made by SigmaTron are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means an event, change, occurrence, effect, condition, state of facts, circumstance or development (each, an “Effect”) that, individually or when taken together with any other Effect, (a) has or would reasonably be expected to have, a material adverse effect on the business, assets, operations or condition (financial or otherwise) of SigmaTron and its subsidiaries, taken as a whole, or (b) would prevent or materially delay or impede the ability of SigmaTron and its subsidiaries to perform their obligations under the Merger Agreement or consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement; provided, however, that for the purpose of clause (a), none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect occurred or may, would or could occur (subject to the limitations set forth below):
(i)
changes in general domestic, foreign or global economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates;

(ii)
any decline in the market price or trading volume of the common stock or any change in the credit rating of SigmaTron or any of its securities, in and of itself (provided that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof);

(iii)	changes or developments in the industries in which SigmaTron or its subsidiaries operate;
(iv)
the execution, delivery or performance of the Merger Agreement or the terms of the Merger Agreement or the public announcement or pendency or consummation of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of SigmaTron or any of its subsidiaries with employees, partnerships, labor unions, works councils, financing sources, franchisees, partners, customers or suppliers, Governmental Entities or other business relationships;

(v)	the identity of Parent or any of its affiliates (including Merger Sub) as the acquiror of SigmaTron;
(vi)
compliance with the express terms of, or the taking or omission of any action required by, the Merger Agreement (including the failure of SigmaTron to take any action that SigmaTron is expressly prohibited by the terms of the Merger Agreement from taking or which SigmaTron did not take on account of withheld consent from Parent);

(vii)
geopolitical conditions, tariffs or sanctions, any act of civil unrest, civil disobedience, war, sabotage or terrorism, including an outbreak or escalation of hostilities or war, or the declaration by the United States or any other governmental entity of a state of emergency, or any worsening of any of the foregoing conditions threatened or existing on May 20, 2025;

(viii)
any natural or manmade disasters or weather developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, acts of God, or any virus, pandemic, epidemic or disease or similar force majeure events, including any worsening of such conditions threatened or existing on May 20, 2025;

(ix)	changes in generally accepted accounting principles or the interpretation or enforcement thereof or any changes in law (or the interpretation or enforcement thereof), in each case after May 20, 2025;
(x)
any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred);

With respect to clauses (i), (ii), (iii), (vii), (viii), and (xi) above, if the impact thereof is disproportionately adverse to SigmaTron and its subsidiaries, taken as a whole, relative to similarly situated businesses in the industry in which SigmaTron and its subsidiaries operate, the entire impact may be taken into account in determining whether there has been a Company Material Adverse Effect.
In the Merger Agreement, Parent and Merger Sub have made representations and warranties to SigmaTron with respect to:
•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;
•	authority, execution and enforceability relative to the Merger Agreement;
•	no conflicts and required consents;
•	the Guarantee;
•	capitalization of Merger Sub;
•	accuracy of information supplied for purposes of the Offer Documents and the Schedule 14D-9;
•	brokers;
•	litigation;
•	ownership of securities of SigmaTron;
•	solvency;
•	stockholder and management arrangements;
•	no stockholder vote required;
•	non-competition; and
•	availability of funds to consummate the Offer and the Merger.
Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or “material adverse effect.”
None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.
Conduct of Business Pending the Merger. From and after May 20, 2025 and prior to the earlier of the Effective Time and the date, if any, on which the Merger Agreement is earlier terminated pursuant to Section 8.1 of the Merger Agreement (the “Termination Date”), and except (i) as may be required by applicable law, (ii) as may be approved in writing by Parent (which will not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or expressly required by the Merger Agreement, or (iv) as set forth in the Disclosure Schedule, SigmaTron shall, and shall cause its subsidiaries to, (A) conduct its business in all material respects in the ordinary course, (B) maintain its existence in good standing pursuant to applicable law, and (C) use its respective commercially reasonable efforts to (x) preserve its material assets, properties, contracts or other material legally binding understandings, licenses and business organizations, (y) keep available the services of its current officers and key employees (other than where termination of such services is for cause), and (z) preserve in all material respects the current relationships with material customers, vendors, distributors, partners, lessors, licensors, licensees, creditors, contractors and other persons with which SigmaTron and its subsidiaries has material business relations, in each case, to the extent required to conduct its business in all material respects in the ordinary course of business.

From and after May 20, 2025 and prior to the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable law, (ii) as may be approved in writing by Parent (which will not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or expressly required by the Merger Agreement, or (iv) as set forth in the Disclosure Schedule, SigmaTron shall not, and shall not permit any of its subsidiaries to:
(i)
(A) authorize, declare, set aside or pay any dividends on or make any other actual, constructive or deemed distribution with respect to its outstanding shares of capital stock or other equity or voting interest (whether in cash, assets, stock or other securities of SigmaTron or its subsidiaries), except dividends and distributions paid by wholly owned subsidiaries of SigmaTron to SigmaTron or to any of SigmaTron’s other wholly owned subsidiaries, or (B) modify the terms of any shares of its capital stock or other equity or voting interests;

(ii)
split, combine, adjust, subdivide or reclassify any of its capital stock or other equity voting interest or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity voting interest, except (A) as may be permitted by certain provisions of the Merger Agreement or (B) any such transaction by a wholly owned subsidiary of SigmaTron that remains a wholly owned subsidiary after consummation of such transaction;

(iii)
except for actions expressly required by the terms of a Company Benefit Plan set forth on the Disclosure Schedule as in effect on May 20, 2025: (A) increase compensation or benefits (including, without limitation, the salary, wages, bonus opportunities or commission opportunities) of any current or former director, officer, employee or other service provider of SigmaTron or any of its subsidiaries whose annual base compensation is greater than $175,000; (B) grant any (x) change of control, transaction or retention bonus, (y) severance or termination pay or deferred compensation if such pay or compensation is granted to any current or former director, officer, employee or other service provider of SigmaTron or any of its subsidiaries whose annual base compensation is greater than $175,000 in an amount greater than $500,000 in the aggregate or (z) equity or equity-related award; (C) establish, adopt, materially amend or modify, enter into or terminate a material Company Benefit Plan (or other material benefit or compensation plan, program, policy, agreement or arrangement that would be a material Company Benefit Plan if in effect on the date of the Merger Agreement); (D) take any action to accelerate the time of payment, funding (through a grantor trust or otherwise) or vesting of any material compensation or benefits (including with respect to any equity or equity-related award) due to or held by any current or former employee, director, manager, officer, or service provider of SigmaTron or any of its subsidiaries; or (E) hire, promote, engage (or otherwise enter into any employment or consulting agreement or arrangement with) or terminate (other than for cause), furlough or temporarily layoff any employee, director or other service provider of SigmaTron or any of its subsidiaries whose annual base compensation exceeds or would exceed $175,000;

(iv)
enter into or make any material loans to any of its current or former directors, employees or other service providers or make any material change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as expressly required by the terms of any Company Benefit Plan, as in effect on the date of the Merger Agreement;

(v)
(A) change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy, or (B) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business;

(vi)	adopt any amendments to the organizational documents of SigmaTron or any of its subsidiaries (other than immaterial amendments to the organizational documents of SigmaTron’s subsidiaries);
(vii)
issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting stock, warrants, options or other ownership interests in SigmaTron or any subsidiaries of SigmaTron or any rights to purchase or acquire interests in any issues and outstanding equity, equity-based or phantom interests, securities convertible into, exercisable for, exchangeable for or measured by reference to any such shares or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Awards (except as otherwise required by the terms of the Merger Agreement or the express terms of any such Company Equity Award that is in effect on the date of the Merger Agreement), other than issuances of shares of Common Stock in respect of any exercise of or settlement of Company Equity Awards or Company Warrants outstanding on May 20, 2025 or as may be granted after May 20, 2025 as permitted under certain provisions of the Merger Agreement;
(viii)
except for transactions solely among SigmaTron and its subsidiaries or solely among SigmaTron’s subsidiaries, repurchase, redeem or otherwise acquire any shares of its capital stock, voting stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Shares from a holder of Company Equity Awards outstanding on May 20, 2025 in satisfaction of withholding obligations or in payment of the exercise price or settlement of the award, in each case, to the extent required by the express terms of the Company Equity Award as in effect on May 20, 2025;

(ix)
incur, assume, or guarantee, any indebtedness for borrowed money (including any long-term or short-term debt), except for (A) any indebtedness among SigmaTron and its subsidiaries or among the SigmaTron’s Subsidiaries, (B) trade payables, and (C) indebtedness incurred pursuant to any existing credit facility in effect as of May 20, 2025;

(x)
acquire, sell, lease, license, transfer, abandon, exchange or swap, or subject to any Lien (other than Permitted Liens), or otherwise dispose of, any material portion of its properties or tangible assets, except (A) acquisitions, dispositions and sales of inventory, supplies and materials, in each case, in the ordinary course of business, or (B) pursuant to financing transactions permitted pursuant to clause (ix) above;

(xi)
(A) amend any material tax return, (B) adopt or change any accounting method used for income tax purposes, (C) change or revoke a material tax election, (D) make a material Tax election (other than any tax election that is recurring in nature and consistent with past practice), (E) adopt any other material change to any tax practice or procedure, (F) surrender any claim for a material refund of taxes, or (G) settle or compromise any material Tax proceeding for an amount in excess of the amount reserved with respect thereto;

(xii)	acquire or dispose of any real property of SigmaTron or any of its subsidiaries for aggregate consideration in excess of $200,000;
(xiii)	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SigmaTron or any of its subsidiaries;
(xiv)
make any loans advances or capital contributions to, or investments in, any other person, except for (A) short-term extensions of credit to customers in the ordinary course of business, (B) short-term advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with SigmaTron’s and its subsidiaries’ policies related thereto, and (C) loans, advances or other extensions of credit or capital contributions to, or investments in, SigmaTron or any of its subsidiaries;

(xv)
settle, release, waive or compromise, or offer or propose to settle, release, waive or compromise, any pending or threatened material Action or other material claim (other than any (x) Disputes or (y) Stockholder Litigation (which is governed by other provisions of the Merger Agreement)), except for the settlement of any action or other claim that is: (A) reflected or reserved against in the Audited Company Balance Sheet; (B) for solely monetary payments of, net of insurance recovery, no more than $200,000 in the aggregate and that (x) does not involve any admission of wrongdoing or (y) does not impose any material restriction on the business or activities of SigmaTron or any current or future subsidiaries of SigmaTron or Parent or its current or future subsidiaries; or (C) settled in compliance with other provisions of the Merger Agreement;

(xvi)	incur or commit to incur any capital expenditure(s) in the aggregate in excess of the amounts set forth in the Disclosure Schedule;
(xvii)
enter into, modify, extend, waive, terminate or allow to expire any (A) contracts (other than any Company Material Contract) that if so entered into, modified, amended or terminated would, individually or in the aggregate, have a Company Material Adverse Effect; or (B) Company Material Contract or any contract that would have been a Company Material Contract if such contract was in existence as of May 20, 2025, except for any such actions taken in the ordinary course of business with respect to any such contracts (including related contracts) with customers or suppliers that require by their terms the payment or delivery of cash or other consideration by or to SigmaTron or any of its subsidiaries in an amount having an expected value less than $3 million in the aggregate over the life of such contracts;
(xviii)
engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of SigmaTron or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404, except as permitted by certain provisions of the Merger Agreement;

(xix)
acquire (by merger, consolidation or acquisition of stock or assets) any other person or any material portion thereof or material equity interest therein or enter into any contract that involves a joint venture entity, limited liability company or legal partnership (excluding commercial arrangements that do not the formation of an entity with any third person) except in respect of any merger, consolidation or business combination among SigmaTron and its subsidiaries or among the SigmaTron Subsidiaries;

(xx)	maintain insurance at materially less than current levels or otherwise in a manner inconsistent with past practice;
(xxi)
(i) modify, extend, terminate or enter into any Collective Bargaining Agreement or (ii) recognize or certify any labor union, works council, labor organization or other employee representative as the bargaining representative for any employees of SigmaTron or any of its subsidiaries;

(xxii)
implement or announce any employee layoffs, furloughs, reductions in force, plant closing, material reductions in compensation or other actions that could trigger notice requirements under the WARN Act;

(xxiii)
waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any employee or individual service provider of SigmaTron or any of its subsidiaries;

(xxiv)	take any action to commence contributions to or withdraw (whether partially or completely) from any Multiemployer Plan;
(xxv)
sell, assign, transfer, license, subject to any lien (other than permitted liens), allow to lapse or expire, abandon, or otherwise dispose of any material Company Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business;

(xxvi)	implement, adopt or enter into any rights agreement, “poison pill” anti-takeover plan or other similar agreement; or
(xxvii)	agree or commit to take any of the foregoing actions.
Access to Information. Subject to compliance with applicable law, SigmaTron has agreed to provide Parent and its officers, employees, accountants, consultants, legal counsel, financial advisors and other representatives reasonable access during normal business hours to SigmaTron’s properties, contracts, commitments, books and records, contracts, personnel and commercial counterparties, subject to customary exceptions and limitations set forth in the Merger Agreement.
Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of SigmaTron’s current and former directors, officers or employees, and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of Parent or its subsidiaries, who we refer to as “indemnified parties.” Specifically, Parent and Merger Sub have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of the indemnified parties as provided in SigmaTron’s and its subsidiaries’ organizational documents in effect as of May 20, 2025 will be honored and fulfilled, and will maintain such provisions set forth in the certificates of incorporations, bylaws and other organizational documents of SigmaTron and its subsidiaries for at least six years following the Effective Time.

At or prior to the Effective Time, SigmaTron, at Parent’s sole cost and expense, will obtain directors’ and officers’ liability, employment practices liability and fiduciary liability “tail” insurance covering the indemnified parties with respect to matters arising on or before the Effective Time with an extended reporting period ending on the sixth (6th) anniversary of the Effective Time; provided, however, that the “tail” insurance annual premiums shall not be in excess of three-hundred percent (300%) of the last annual premium paid by SigmaTron prior to May 20, 2025 in respect of the coverage required to be obtained pursuant hereto.
Efforts. Subject to the terms and conditions set forth in the Merger Agreement, each of SigmaTron, Parent and Merger Sub have agreed to use reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement in the most expeditious manner reasonably practicable after May 20, 2025 and in any event prior to the End Date, including (i) causing all of the Offer Conditions and all of the conditions to the Closing set forth in the Merger Agreement to be satisfied, (ii) the obtaining and maintaining of all necessary actions or non-actions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods (including the Specified Approvals) from governmental entities and the making of all necessary registrations, notifications and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental entity, (iii) the obtaining and maintaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement; provided, however, that in no event shall SigmaTron or any of its subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by the consummation of the transactions contemplated by the Merger Agreement under any contract or agreement or otherwise.
Filings. Each of SigmaTron, Parent and Merger Sub shall, and shall cause their respective affiliates to, use reasonable best efforts to (i) cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, or with respect to, any third parties or governmental entities in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (including in connection with the Specified Approvals) and (B) promptly making all such filings and timely obtaining all such consents, permits, authorizations, waivers, clearances, approvals or expirations or terminations of waiting periods, (ii) supply to any governmental entity as promptly as practicable any additional information or documents that may be requested pursuant to any law or by such governmental entity and (iii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections or resist or contest any action, if any, as any federal or state antitrust enforcement authorities or any other governmental entity or other person may assert or bring under any applicable law (including any Antitrust and Foreign Investment Law) with respect to the transactions contemplated by the Merger Agreement (including in connection with the Specified Approvals), and to avoid or eliminate each and every impediment under any Law (including any Antitrust and Foreign Investment Law) that may be asserted by any governmental entity with respect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement so as to enable the Closing to occur as promptly as practicable after the date hereof, including (x) proposing, negotiating, committing to, agreeing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or disposition of any and all of the equity interests, assets (whether tangible or intangible), products or businesses of Parent or its subsidiaries or of SigmaTron or its subsidiaries, (y) otherwise taking or committing to take any actions that after the Closing Date would limit Parent’s or its subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or their ability to retain or hold, directly or indirectly, one or more of their subsidiaries’ (including the Surviving Corporation’s), equity interests, assets (whether tangible or intangible), products, or businesses, including any agreement to provide notice to or obtain prior approval from any governmental entity of or for any future transaction, or (z) creating, terminating or divesting relationships, ventures, contractual rights or obligations of Parent or its subsidiaries or SigmaTron or its subsidiaries; provided that neither SigmaTron nor any of its subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of SigmaTron or any of its subsidiaries, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to SigmaTron or its subsidiaries only from and after the Effective Time in the event that the Closing occurs. Except as otherwise permitted under the Merger Agreement, SigmaTron, Parent and Merger Sub shall not (and shall cause their Subsidiaries not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing. In the event that any information in the filings submitted pursuant to Section 6.7 of the Merger Agreement or any such supplemental information furnished in connection therewith is deemed confidential by either party, the parties shall use their reasonable best efforts to maintain the confidentiality of the same, and the parties shall seek authorization from the applicable governmental entity to withhold such information from public view. Neither Parent, Merger Sub nor any of their subsidiaries shall withdraw any registrations, applications, declarations, reports, submissions or other filings with, or any notices to, any governmental entity relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, or enter into any timing agreement or agreement not to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement for any period of time, without SigmaTron’s prior written consent.
Avoidance of Impediments. Between May 20, 2025 and the earlier of the Effective Time and the Termination Date, Parent and Merger Sub shall not, and shall not permit any of their respective subsidiaries to, enter into or consummate any agreement for an acquisition (by stock purchase, merger, consolidation, asset purchase, license or otherwise) that would reasonably be expected to (x) prevent, materially impair or materially delay the obtaining of, or result in not obtaining or adversely affect in any material respect the ability of Parent or its affiliates to procure, any authorizations, consents, orders, declarations or approvals of any governmental entity or the expiration or termination of any applicable waiting period necessary to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or (y) materially increase the risk of any governmental entity entering an order, ruling, judgment or injunction prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or of the failure to be satisfied of any conditions set forth in Section 7.1 of the Merger Agreement.
Cooperation. SigmaTron, Parent and Merger Sub are required to cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to the efforts provisions of the Merger Agreement, and, subject to applicable legal limitations, SigmaTron, on the one hand, and Parent and Merger Sub, on the other hand, are required to keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications (or, if not in writing, advise the other party orally of such notices or communications) received by SigmaTron or Parent, as the case may be, or any of their respective subsidiaries or affiliates, from any third party and/or any governmental entity with respect to such transactions. Without limiting Parent’s obligations under the efforts provisions of the Merger Agreement, Parent shall have the right to control the development and implementation of any strategy with respect to obtaining consents, clearances, authorizations and orders from any governmental entity and approvals pursuant to applicable Antitrust and Foreign Investment Laws, including (i) the process and strategy for responding to any formal or informal request for additional information and documents, (ii) the content of, and analysis contained in, any filings, notifications or communications (whether written or oral) with any governmental entity or (iii) whether to extend or restart the waiting, review or investigation period under any applicable Antitrust and Foreign Investment Laws; provided that Parent shall consult with and consider in good faith the views of SigmaTron prior to making any decisions with respect to such strategy. Subject to applicable law relating to the exchange of information, SigmaTron, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any governmental entity, subject to additional terms as provided in the Merger Agreement. Each of SigmaTron, Parent and Merger Sub agrees not to participate in any meeting or discussion, in person, by videoconference or by telephone, with any governmental entity in connection with the proposed transactions unless it consults with the other party in advance, considers in good faith the views of the other party with respect to such meeting or discussion, and, to the extent not prohibited by such governmental entity, gives the other party the opportunity to attend and participate.

Other Actions. If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any law, each of SigmaTron, Parent and Merger Sub shall reasonably cooperate with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
Employee Matters. For a period of one (1) year following the Effective Time (or, if earlier, the termination date of the applicable Company Employee), Parent shall cause to be provided to each non-union employee of SigmaTron and its subsidiaries as of immediately prior to the Effective Time who remains so employed immediately following the Effective Time (“Company Employees”) (i) base salary or hourly wage rate, as applicable, that is no less favorable than the base salary or hourly wage rate, as applicable, that was provided to the Company Employee immediately before the Effective Time, and (ii) employee benefits (excluding defined benefit pension, equity or equity-based, nonqualified deferred compensation, change in control, retention, long-term incentive, severance or retiree or post-employment health or welfare benefits) that are substantially comparable in the aggregate to those employee benefits provided to the Company Employee immediately before the Effective Time under the Company Benefit Plans set forth on the Disclosure Schedule (subject to the same exclusions).
For purposes of vesting of 401(k) contributions, eligibility to participate and level of paid time off and severance benefits under the employee benefit plans of Parent or its applicable subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with SigmaTron and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was credited, before the Effective Time, with such service for the same purpose under any similar Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or with respect to any defined benefit pension plan. In addition, and without limiting the generality of the foregoing, for the plan year in which the Effective Time occurs, Parent or its applicable subsidiary shall use commercially reasonable efforts to (i) cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to and replaces a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing group medical, dental, pharmaceutical or vision benefits to any Company Employee, cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plan, and (iii) cause any eligible expenses paid by and credited to such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date of the Effective Time to be taken into account under the corresponding New Plan providing group health benefits for purposes of satisfying all corresponding deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the plan year that includes the Effective Time as if such amounts had been paid in accordance with such New Plan.
Transaction Litigation. Prior to the Effective Time, SigmaTron will provide Parent with prompt notice of all stockholder litigation commenced against SigmaTron and/or its directors and/or officers (such litigation or claim, “Stockholder Litigation”) (including by providing true, correct and complete copies of all pleadings and material written communications with respect thereto) relating to the Merger or the other transactions contemplated by the Merger Agreement and shall keep Parent reasonably informed of the status thereof. Without limiting the foregoing, SigmaTron shall (a) give Parent the opportunity to review and propose comments with respect to all filings, pleadings and responses proposed to be filed or submitted by or on behalf of SigmaTron prior to such filings or submission, and SigmaTron shall consider such comments in good faith, (b) give Parent the opportunity to participate (at Parent’s sole cost and expense) in the defense, prosecution or settlement of any Stockholder Litigation, (c) consult with Parent with respect to the defense, prosecution or settlement of any Stockholder Litigation, and (d) not compromise, settle or come to an arrangement regarding, or agree to compromise or settle, any Stockholder Litigation without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

No Solicitation. Subject to the no-shop provisions of the Merger Agreement, from May 20, 2025 until the earlier of the Effective Time and the Termination Date, SigmaTron agrees that it shall not, and shall cause its subsidiaries and its and their directors, employees and officers not to, and shall use its reasonable best efforts to cause their respective other representatives not to, directly or indirectly, (i) solicit, initiate, propose, knowingly encourage or induce the making, submission or announcement of, or knowingly induce, encourage, facilitate or assist, any proposal, offer or inquiry that constitutes, or could reasonably be expected to lead to, an Alternative Proposal, (ii) participate, enter into or engage in any discussions or negotiations regarding an Alternative Proposal with, or furnish any nonpublic information relating to SigmaTron or its Subsidiaries or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of SigmaTron and its Subsidiaries to any Person (other than Parent, Merger Sub and their affiliates and representatives) with respect to any proposal, offer or inquiry that constitutes an Alternative Proposal (except, in each case, solely to notify such person in response to an unsolicited inquiry that the no-shop provisions of the Merger Agreement prohibit such discussions or negotiations), (iii) approve, endorse, recommend any inquiry, offer or proposal that constitutes or could reasonably be expected to lead to, an Alternative Proposal, (iv) enter into any Alternative Acquisition Agreement, or (v) authorize, propose, resolve, agree or commit to do any of the foregoing.
Alternative Proposals. From May 20, 2025 until the earlier of the Effective Time and the Termination Date, if (i) SigmaTron receives a bona fide written Alternative Proposal, (ii) SigmaTron, its subsidiaries and its and their representatives have complied in all respects with their obligations as described in this paragraph with respect to such Alternative Proposal, and (iii) the SigmaTron Board determines in good faith after consultation with outside legal and financial advisors that (A) such Alternative Proposal is a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and (B) the failure to take the actions described in this paragraph would be inconsistent with its fiduciary duties pursuant to applicable law, SigmaTron may take the following actions: (1) furnish information, including nonpublic information, to the third party making such Alternative Proposal (including its respective representatives), if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with SigmaTron having provisions that are not materially less restrictive than the confidentiality provisions of the Confidentiality Agreement and under no circumstances restricts SigmaTron from its obligations under the Merger Agreement (including, for the avoidance of doubt, SigmaTron’s obligations described in this paragraph) (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal) (an “Acceptable Confidentiality Agreement”); and (2) engage in discussions or negotiations with the third party (including its respective representatives) with respect to the Alternative Proposal. SigmaTron shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing of any Alternative Proposal and make available to Parent any non-public information concerning SigmaTron and its subsidiaries that is provided to such person or its representatives. In addition, SigmaTron has agreed to keep Parent reasonably informed on a reasonably current basis (and in any event within twenty-four (24) hours) any material developments regarding any Alternative Proposals or any material change to the terms of any such Alternative Proposal.
“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Alternative Proposal, other than an Acceptable Confidentiality Agreement.
“Alternative Proposal” means any proposal or offer made by any person or group of persons (other than Parent or Merger Sub or their affiliates) relating to or concerning any transaction or series of related transactions (other than the transactions contemplated hereby) involving: (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or other transaction involving SigmaTron, in each case, as a result of which the stockholders of SigmaTron immediately prior to such transaction would cease to own at least eighty percent (80%) of the total voting power of SigmaTron or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the direct or indirect purchase or other acquisition by any person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of persons (in each case, other than the Parent or Merger Sub or their affiliates or any group that includes Parent or Merger Sub or their affiliates), of assets constituting or accounting for more than twenty percent (20%) of the consolidated assets, revenue or net income of SigmaTron and its subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition), or (iii) the direct or indirect acquisition by any person or “group” (as defined pursuant to

Section 13(d) of the Exchange Act) of persons (in each case, other than Parent or Merger Sub or their affiliates or any group that includes Parent or Merger Sub or their affiliates), whether from SigmaTron or any other person(s) of more than twenty percent (20%) of the outstanding equity securities of SigmaTron (by vote or economic interests) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or “group” of persons (in each case, other than the Parent or Merger Sub or their affiliates or any group that includes Parent or Merger Sub or their affiliates) that, if consummated in accordance with its terms, would result in such person or “group” of persons beneficially owning more than 20% of the total outstanding equity securities of SigmaTron (by vote or economic interests) after giving effect to the consummation of such tender or exchange offer.
“Superior Proposal” means a bona fide written Alternative Proposal that was not the result or effect of a violation of certain terms of the Merger Agreement described under “no solicitation” above and was made by a person that is not an affiliate of SigmaTron, substituting in the definition thereof “fifty percent (50%)” for each of “twenty percent (20%)” and “eighty percent (80%)” in each place each such phrase appears, that the SigmaTron Board determines in good faith, after consultation with SigmaTron’s outside legal and financial advisors is fully financed or reasonably capable of being fully financed and reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including the sources of and terms of financing, the form of consideration, the timing of and conditions to closing and certainty of closing) and the identity of the person making the proposal and other aspects of the Alternative Proposal, and if consummated, would be more favorable from a financial point of view to the stockholders of SigmaTron (in their capacity as such) than the transactions contemplated by the Merger Agreement (taking into account any revisions to the Merger Agreement made or proposed to be made in writing by Parent prior to or in response to such Alternative Proposal).
Change of Recommendation. As described above, and subject to the provisions described below, the SigmaTron Board has determined to recommend that the stockholders of SigmaTron tender their Shares to Merger Sub in the Offer. The foregoing recommendation is referred to herein as the “Recommendation.” SigmaTron has also agreed to reflect the Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and the other Offer Documents.
Except as described below in “Superior Proposals” and “Intervening Events”, SigmaTron will not, and will cause the SigmaTron Board not to, as of the execution of the Merger Agreement:
(i)	withhold, withdraw or qualify or modify in any manner adverse to Parent, or propose to withhold, withdraw or qualify and/or modify in any manner adverse to Parent, the Recommendation;
(ii)	authorize, adopt, approve, endorse, recommend or otherwise declare advisable or resolve to authorize, adopt, approve, endorse, recommend or otherwise declare advisable any Alternative Proposal;
(iii)
with respect to any Alternative Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, fail to take any formal action or fail to make any recommendation or public statement against acceptance of such offer within five (5) Business Days of commencement of such offer;

(iv)	fail to include the Recommendation in the Schedule 14D-9;
(v)
approve, adopt or authorize any acquisition agreement, merger agreement or similar agreement with respect to an Alternative Proposal (other than Acceptable Confidentiality Agreement in accordance with the no-shop provisions of the Merger Agreement);

(vi)
fail to publicly reaffirm the Recommendation within five (5) Business Days after Parent so requests in writing (it being understood that SigmaTron will have no obligation to make such reaffirmation more than once per proposal, unless such proposal is amended, modified or supplemented);

(vii)
commit or agree to do any of the foregoing (any such action described in the foregoing clauses (i) through (vi) or, to the extent related to the foregoing clauses (i) through (vi), clause (vii), a “Change of Recommendation”); or

(viii)	cause or permit SigmaTron to enter into any Alternative Acquisition Agreement.

Nothing contained in the Merger Agreement shall prohibit SigmaTron or the SigmaTron Board (or any committee thereof) from disclosing to its stockholders a position limited to the information described in Rule 14d-9(f) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder.
Superior Proposals. Notwithstanding anything to the contrary in the Merger Agreement, prior to the Offer Acceptance Time, the SigmaTron Board may, in response to a bona fide unsolicited written Alternative Proposal received by SigmaTron after May 20, 2025 that the SigmaTron Board has determined in good faith, after consultation with outside legal and financial advisors, that such Alternative Proposal constitutes a Superior Proposal, (x) make a Change of Recommendation and/or (y) cause SigmaTron to terminate the Merger Agreement pursuant to the Superior Proposal Termination Right (as defined below); provided, however, that the SigmaTron Board shall only be entitled to make such a Change of Recommendation with respect to an Alternative Proposal or cause any such termination of the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to an Alternative Proposal, if and only if: (i) the SigmaTron Board determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties under applicable law; (ii) solely in the event of any termination of the Merger Agreement in order to cause or permit SigmaTron or its subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Alternative Proposal which constitutes a Superior Proposal under this sub-clause (ii), SigmaTron and its subsidiaries have complied in all respects with their obligations pursuant to the no-shop provisions of the Merger Agreement with respect to such Alternative Proposal; (iii) (A) SigmaTron shall have given Parent at least four (4) Business Days’ written notice (such notice, a “Superior Proposal Notice”, and the four (4) Business Days’ period following the delivery of such Superior Proposal Notice, the “Superior Proposal Notice Period”) advising Parent of its intention to make such a Change of Recommendation or terminate the Merger Agreement pursuant to the Superior Proposal Termination Right, (B) prior to effecting such Change of Recommendation or termination pursuant to the Superior Proposal Termination Right, SigmaTron and its representatives, during the Superior Proposal Notice Period, must have negotiated with Parent and its representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that the SigmaTron Board would determine that such Alternative Proposal would cease to constitute a Superior Proposal; provided that any amendment to the financial terms of, or any other material revisions, updates or supplements to the terms of the Superior Proposal shall commence a “Superior Proposal Notice Period” of three (3) Business Days and SigmaTron will be required to deliver a new Superior Proposal Notice to Parent and comply with the requirements under this clause (iii), and (C) at the end of the applicable Superior Proposal Notice Period, after taking into account any revisions or commitments made by Parent to amend the terms of the Merger Agreement during the Superior Proposal Notice Period, the SigmaTron Board concludes in good faith and after consultation with its financial advisor and outside legal counsel that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal, and the failure to effect a Change of Recommendation or terminate the Merger Agreement pursuant to the Superior Proposal Termination Right would continue to be inconsistent with fiduciary duties pursuant to applicable law; and (iv) solely in the event of any termination of the Merger Agreement in order to cause or permit SigmaTron and its subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Alternative Proposal that constitutes a Superior Proposal under clause (ii) above, SigmaTron shall have validly terminated the Merger Agreement pursuant to the Superior Proposal Termination Right in accordance with the Merger Agreement, including paying the Termination Fee in accordance with the Merger Agreement prior to or concurrently with the termination of the Merger Agreement.
Intervening Events. Notwithstanding anything to the contrary set forth in the Merger Agreement, prior to the Offer Acceptance Time, the SigmaTron Board may, in response to an Intervening Event, make a Change of Recommendation if the SigmaTron Board determines in good faith, after consultation with SigmaTron’s outside legal counsel, that the failure of the SigmaTron Board to take such action would be inconsistent with its fiduciary duties under applicable law, if and only if: (i) SigmaTron shall have given Parent at least four (4) Business Days’ written notice (an “Intervening Event Notice” and such four (4) Business Days’ period following the delivery of such Intervening Event Notice, the “Intervening Event Notice Period”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a description of the applicable Intervening Event in reasonable detail, (ii) prior to effecting the Change of Recommendation, during the Intervening Event Notice Period, SigmaTron and its representatives must have negotiated with Parent (to the extent Parent desires to so negotiate) and its representatives in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that the SigmaTron Board no longer determines that the failure to make the Change of Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable law, provided, that any change in the applicable Intervening Event shall require SigmaTron to provide a new written “Intervening Event Notice Period” to Parent pursuant to this clause (ii) and begin a new negotiation period of three (3) Business Days; and (iii) at the end of the applicable Intervening Event Notice Period, after taking into account any adjustments or commitments made by Parent to amend the terms of the Merger Agreement during the Intervening Event Notice Period, the SigmaTron Board determines in good faith, after consultation with SigmaTron’s financial advisors and outside legal counsel, that the failure of the SigmaTron Board to make such Change of Recommendation would continue to be inconsistent with its fiduciary duties under applicable law. “Intervening Event” means any event, change, occurrence or development that is unknown and not reasonably foreseeable to the SigmaTron Board as of May 20, 2025, or if known and reasonably foreseeable to the SigmaTron Board as of May 20, 2025, the material consequences of which were not known and reasonably foreseeable to the SigmaTron Board as of May 20, 2025, and does not relate to: (i) any Alternative Proposal, (ii) the mere fact, in and of itself, that SigmaTron meets or exceeds any internal or published or third-party projections, forecasts, estimates or prediction of revenue, earnings or other financial or operating metrics for any period ending on or after May 20, 2025, or changes after May 20, 2025 in the market price or trading of the Common Stock or the credit rating of SigmaTron (it being understood that the underlying cause of any of the foregoing in this clause (ii) may be considered and taken into account), or (iii) Parent or its affiliates.
Termination. The Merger Agreement may be terminated as follows:
•	at any time prior to the Offer Acceptance Time, by the mutual written consent of SigmaTron and Parent;
•
by either SigmaTron or Parent, if the Offer Acceptance Time shall not have occurred on or before 11:59 p.m., Eastern Time, on September 17, 2025 (the “End Date”); provided, that the right to terminate the Merger Agreement pursuant to this bullet shall not be available to a party that has breached in any material respect its obligations or any provision under the Merger Agreement in any manner that shall have been the primary cause of, or primarily resulted in, the failure of the Offer Acceptance Time to occur on or before the End Date (the “End Date Termination Right”);

•
by either SigmaTron or Parent, if at any time prior to the Offer Acceptance Time, (i) any governmental entity of competent jurisdiction shall have issued or entered an injunction or similar order permanently enjoining, prohibiting, restricting, or making illegal the acceptance of payment for Shares pursuant to the Offer or the consummation of the Merger or the transactions contemplated by the Merger Agreement, and such injunction or order shall have become final and non appealable, or any action has been taken by any governmental entity of competent jurisdiction, that in each case, enjoins, prohibits, restricts or makes illegal the acceptable of payment for Shares pursuant to the Offer or the consummation of the Merger or the transactions contemplated by the Merger Agreement or (ii) any law or order has been enacted, entered, enforced or deemed applicable to the acceptance of payment for Shares pursuant to the Offer or the consummation of the Merger or the transactions contemplated by the Merger Agreement that enjoins, prohibits, restricts or makes illegal the acceptance of payment for Shares pursuant to the Offer or the consummation of the Merger or the transactions contemplated by the Merger Agreement; provided, that the party seeking to terminate the Merger Agreement pursuant to this bullet shall not have breached in any material respect its obligations or any provision under the Merger Agreement (including, for the avoidance of doubt, the efforts provisions of the Merger Agreement) in any manner that shall have been the primary cause of, or primarily resulted in, the issuance or entry of such injunction or similar order;

•
by either SigmaTron or Parent, at any time prior to the Offer Acceptance Time, if the Offer shall have expired in accordance with its terms (as extended in accordance with the terms of the Merger Agreement) and the Offer Acceptance Time shall not have occurred solely as a result of the failure to satisfy the Minimum Condition; provided, that the right to terminate the Merger Agreement and abandon the transactions contemplated by the Merger Agreement pursuant to this bullet shall not be available to a party that has breached in any material respect its obligations under the Merger Agreement in any manner that shall have been the primary cause of, or primarily resulted in, the occurrence of the events described in this bullet (the “Offer Expiration Termination Right”);

•
by SigmaTron, if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to have a Parent Material Adverse Effect and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) days (or, if earlier, prior to the End Date) following SigmaTron’s delivery of written notice to Parent stating SigmaTron’s intention to terminate the Merger Agreement pursuant to this bullet and the basis for such termination, it being understood that SigmaTron will not be entitled to terminate the Merger Agreement pursuant to this bullet if such breach or failure to perform has been cured prior to such termination, if curable; provided, that SigmaTron shall not have a right to terminate the Merger Agreement pursuant to this bullet if SigmaTron is then in breach of any representation, warranty, agreement or covenant contained in the Merger Agreement that would result in the failure of any of the Offer Conditions to be satisfied (if such Offer Condition were tested as of the date of such breach) (the “Parent Breach Termination Right”);

•
by Parent, if SigmaTron shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would result in a failure of any of the Offer Conditions to be satisfied and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) days (or, if earlier, prior to the End Date) following Parent's delivery of written notice to SigmaTron stating Parent's intention to terminate the Merger Agreement pursuant to this bullet and the basis for such termination, it being understood that Parent will not be entitled to terminate the Merger Agreement pursuant to this bullet if such breach or failure to perform has been cured prior to such termination, if curable; provided, that Parent shall not have a right to terminate the Merger Agreement pursuant to this bullet if Parent or Merger Sub is then in breach of any representation, warranty, agreement or covenant contained in the Merger Agreement that would result in a Parent Material Adverse Effect (if it were tested as of the date of such breach) (the “Company Breach Termination Right”);

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by SigmaTron, at any time prior to the Offer Acceptance Time, in accordance with the “Superior Proposals” provision of the Merger Agreement described above, if (i) SigmaTron has received a Superior Proposal, (ii) SigmaTron Board has authorized SigmaTron to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement to consummate the Alternative Proposal contemplated by the Superior Proposal, (iii) SigmaTron has complied in all respects with its obligations under the no-shop provisions of the Merger Agreement with respect to such Superior Proposal, and (iv) prior to or concurrently with such termination, SigmaTron pays the Termination Fee due to Parent in accordance with the Merger Agreement (the “Superior Proposal Termination Right”); and

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by Parent, at any time prior to the Offer Acceptance Time, if (i) the SigmaTron Board shall have effected a Change of Recommendation or (ii) (A) SigmaTron, its subsidiaries or their respective representatives shall have materially breached their obligations under the no-shop provisions of the Merger Agreement and (B) as of such date of termination, the Minimum Condition has not been satisfied (the “Recommendation Change and Non-Solicit Breach Termination Right”).

Effect of Termination. In the event of a valid termination of the Merger Agreement, the Merger Agreement shall terminate in accordance with its terms, the transactions contemplated thereby shall be abandoned and the Merger Agreement shall immediately become null and void and there shall be no liability or obligation on the part of SigmaTron, Parent, Merger Sub or their respective subsidiaries or affiliates, except that (x) no such termination will relieve SigmaTron’s obligation to pay the Termination Fee (defined below) if, as and when required or any party for liability for such party’s fraud or willful breach of any covenant or obligation contained in the Merger Agreement prior to its termination and (y) certain provisions of the Merger Agreement, the Guarantee, the Support Agreements and the Confidentiality Agreement will survive such termination. Without limiting SigmaTron’s rights under the remedies provisions of the Merger Agreement or SigmaTron’s right to enforce the Equity Commitment Letter in certain circumstances in accordance with the terms thereof, in no event shall the maximum aggregate liability (including for any monetary damages) of Parent, Merger Sub, or the Equity Investor or any of their Parent Related Parties in respect of any and all breaches (whether willful, material, intentional or otherwise, including fraud) of any covenant or other obligation or representation and warranty in the Merger Agreement, the Equity Commitment Letter, the Guarantee, the other Transaction Documents and any other agreements, instruments and certificates entered into in connection with the transactions contemplated by the Merger Agreement, in the aggregate, exceed $2,292,500 (the “Parent Liability Limit”).
Company Termination Fee. SigmaTron will pay to Parent a fee of $756,500 (the “Termination Fee”) if:
•	SigmaTron shall have terminated the Merger Agreement pursuant to the Superior Proposal Termination Right;
•	Parent shall have terminated the Merger Agreement pursuant to the Recommendation Change and Non-Solicit Breach Termination Right or the Company Breach Termination Right; or
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(A) after May 20, 2025 and prior to such termination of the Merger Agreement, an Alternative Proposal (substituting in the definition thereof “fifty percent (50%)” for each of “twenty percent (20%)” and “eighty percent (80%)” in each place each such phrase appears) is made to SigmaTron or the SigmaTron Board or publicly proposed or publicly disclosed and not withdrawn (a “Qualifying Transaction”), (B) the Merger Agreement is thereafter terminated (1) by Parent or SigmaTron pursuant to the Offer Expiration Termination Right or (2) by Parent or SigmaTron pursuant to the End Date Termination Right and at the time of any such termination, Parent could have terminated the Merger Agreement pursuant to the Company Breach Termination Right or the Offer Expiration Termination Right, and (C) concurrently with or within twelve (12) months after such termination, SigmaTron shall have (I) entered into a definitive agreement providing for a Qualifying Transaction or (II) consummated a Qualifying Transaction (in each case, whether or not the specified Qualifying Transaction referenced in clause (A)).

Parent, Merger Sub and SigmaTron acknowledge that the Termination Fee is not a penalty but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the Offer and the Merger. Upon the payment by SigmaTron of the Termination Fee in the circumstances where it is payable, none of SigmaTron, its subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates and representatives (the “Company Related Parties”) will have any further liability with respect to the Merger Agreement, the other Transaction Documents or any other agreements, instruments and certificates entered into in connection with the transactions contemplated hereby, including any breach of the Merger Agreement by SigmaTron, the termination of the Merger Agreement, the failure to consummate the transactions contemplated by the Merger Agreement, the other Transaction Documents or any of such other agreements, instruments and certificates, or any claims, actions under applicable laws arising out of any such breach, termination or failure (including in the event of fraud or willful and material breach), to Parent, Merger Sub, the Equity Investor or any Parent Related Party.
Financing Cooperation. Although the obligations of Parent and Merger Sub under the Merger Agreement are not subject to any financing condition, SigmaTron has agreed that SigmaTron will use its reasonable best efforts to provide, and shall cause each of its subsidiaries to use its respective reasonable best efforts to provide, all cooperation, take such actions and do all things that are necessary, customary, proper or advisable requested by Parent or its designee in writing to assist Parent or its designee in the arrangement of the third-party debt financing including, but not limited to, when reasonably requested by Parent and/or such designee
•
participating in, and instructing the senior officers of SigmaTron and/or its subsidiaries with appropriate expertise, at reasonable times and upon reasonable notice, to virtually or telephonically participate in customary bank meetings and presentations, customary and reasonable due diligence sessions and similar presentations to and with prospective lenders and investors;

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assisting with the preparation of customary materials for bank information memoranda, ratings agency materials, lender presentations and other customary marketing materials required in connection with the third-party debt financing;

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executing and delivering customary certificates (including, without limitation, a solvency certificate and borrowing base certificate of the chief financial officer as of the Closing Date) or other documents and instruments relating to the third-party debt financing (including agreements pledging, granting a security interests in, and otherwise granting liens on, the assets of SigmaTron and/or any of its subsidiaries, the direct parent thereof, and their respective subsidiaries), provided, that no such certificates, pledges, grants or security interest or liens shall be effective prior to the Closing;
•
delivering to Parent and its designee reasonable and customary financial and operating information with respect to SigmaTron and/or its subsidiaries customarily provided in connection with transactions of this type, to the extent requested by Parent or such designee, including, without limitation, such financial and operating information as reasonably necessary to satisfy the conditions required by paragraphs 1, 3, 5, 6 and 9 of Exhibit C to the debt commitment letter contemplated as part of the third-party debt financing (or the analogous provision in any amendment, modification, supplement, restatement or replacement thereof permitted or required hereunder);

•	cooperating in the commercially reasonable due diligence and marketing efforts for the third-party debt financing;
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providing to Parent and the debt financing parties, at least ten (10) Business Days prior to the Closing Date, all documentation and other information required in connection with the third-party debt financing by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001), as amended and the requirements of 31 C.F.R. § 1010.230 to the extent requested at least seven Business Days prior to the Closing Date;

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taking all corporate, limited liability company or similar administrative or organizational actions reasonably necessary to permit the consummation of the third-party debt financing, such as by having the board of directors, managers, members, or other equivalent governing bodies of SigmaTron and/or any of its subsidiaries or any of their direct parents provide, and causing their respective representatives to provide, any resolutions, consents or approvals on behalf of such person as may be reasonably required by the debt financing parties at or as of the Closing;

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providing and causing senior management of SigmaTron and/or its subsidiaries and their representatives to provide reasonable assistance with the preparation of and providing information for disclosure schedules required for the definitive documentation in respect of the third-party debt financing (including schedules to the credit agreement(s), any pledge and security documents, perfection certificates and customary closing certificates) and, subject to any and all customary qualifications, pro forma financial statements;

•
providing customary payoff letters and lien releases for the indebtedness repaid pursuant thereto (and cooperating with Parent and/or its designee in the negotiation and delivery thereof), which shall be in form and substance reasonably acceptable to Parent; and

•
assisting with the provision of deposit account control agreements, landlord lien waivers and bailee waivers (or similar agreements), insurance certificates and the pledge of stock certificates and facilitate the pledge of any other collateral, in each case, as reasonably requested by Parent or its affiliates and effective at or as of the Closing.

Notwithstanding anything to the contrary contained in the Merger Agreement, nothing shall require any such cooperation to the extent it would (i) unreasonably interfere with or disrupt the conduct of the business or operations of SigmaTron and its subsidiaries, (ii) require, in connection with the third-party debt financing, SigmaTron or any of its subsidiaries to pay any commitment or other fees or reimburse any expenses prior to the Closing Date (unless reimbursed in accordance with the terms hereof), or provide any security, provide any agreements, opinions, certificates or other instruments or otherwise incur any liability or give any indemnities, in each case, that are not contingent on the Closing Date, (iii) require SigmaTron any of its subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under any applicable laws or material permit or any material contract or the Merger Agreement or any other Transaction Document, (iv) require SigmaTron any of its subsidiaries or any persons who are pre-Closing directors, managers or members of SigmaTron or any of its subsidiaries to pass resolutions or consents to approve the agreements, documents and instruments pursuant to which the third-party debt financing is obtained or approve or authorize the execution of the third-party debt financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, in connection with the third-party debt financing that will be effective prior to the Closing, (v) cause any representation, warranty or covenant in the Merger Agreement or any other Transaction Document to be breached by SigmaTron or any of its subsidiaries, (vi) cause any director, officer or employee of SigmaTron or any of its subsidiaries to incur any personal liability with respect to the third-party debt financing (vii) result in disclosure of any information that would jeopardize attorney-client privilege or constitutes attorney work product, contravenes any applicable laws, or breaches any duty of confidentiality under any material contractual obligation (which duty of confidentiality was not agreed to in contemplation of avoiding disclosure pursuant to the terms hereof), or (viii) require SigmaTron or any of its subsidiaries to enter into any instrument or agreement whatsoever in connection with the third-party debt financing that will be effective prior to the Closing Date. None of SigmaTron or its subsidiaries will be required to be an issuer or obligor with respect to the third-party debt financing prior to the Effective Time.
Parent shall, promptly upon written request by SigmaTron, reimburse SigmaTron and its subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by SigmaTron or any of its subsidiaries in connection with any cooperation provided in the Merger Agreement in connection with the Debt Financing, which shall not exceed, the aggregate, $200,000.
Specific Performance. Parent, Merger Sub and SigmaTron agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Parent, Merger Sub and SigmaTron agree that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in the Merger Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. Parent, Merger Sub and SigmaTron agree that the termination fee provisions of the Merger Agreement are not intended to and do not adequately compensate SigmaTron, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of the Merger Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance or other equitable relief. In circumstances where Parent and Merger Sub are obligated to consummate the Offer or the Merger, as the case may be, and the Offer or the Merger, as applicable, has not been consummated, Parent and Merger Sub expressly acknowledge and agree that SigmaTron and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate SigmaTron and its stockholders, and that SigmaTron on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger and enforce, and cause Parent to enforce, the obligations of the Equity Investor under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter; provided that the right of SigmaTron and the obligation of Parent to enforce the obligations of the Equity Investor under the Equity Commitment Letter shall be subject to the requirements that all of the Offer Conditions have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the expiration of the Offer, each of which is capable of being satisfied at the expiration of the Offer) and that all of the conditions to the Merger set forth in the Merger Agreement have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the expiration of the Merger, each of which is capable of being satisfied at the expiration of the Merger).
Expenses. Except as otherwise set forth in the Merger Agreement, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.
Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Other Agreements
Tender and Support Agreement
The following is a summary of the material provisions of the Support Agreement (as defined below). The following description of the Support Agreements is only a summary and is qualified in its entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.
Concurrently with the entry into the Merger Agreement, Gary R. Fairhead, John P. Sheehan, and Frank Cesario (collectively, the “Supporting Stockholders”), solely in their respective capacities as stockholders of SigmaTron, entered into tender and support agreements (collectively, the “Support Agreements”) with Parent and Merger Sub, dated as of May 20, 2025. The Supporting Stockholders collectively beneficially owned approximately 2.29%% of the outstanding Shares as of May 20, 205. Parent and Merger Sub expressly disclaim beneficial ownership of all Shares covered by the Support Agreements.
The Support Agreements provide that, subject to the terms and conditions thereof, no later than five business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (or if the Supporting Stockholder acquires shares of common stock of SigmaTron subsequent to such fifth Business Day, or if such Supporting Stockholder has not received the Offer Documents by such time, as promptly as practicable (but in no event later than five business days) after the acquisition of such shares or receipt of the Offer Documents, as the case may be (but, if such shares are acquired or such Offer Documents are received prior to the expiration of the Offer, in no event later than expiration of the Offer)), each Supporting Stockholder will tender into the Offer, and not withdraw, all the outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Support Agreement or that the Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) after such date during the Agreement Period (defined below) (the “Subject Shares”).
During the period from May 20, 2025 until the termination of the Support Agreement (the “Agreement Period”), each Supporting Stockholder has agreed to, at any annual or special meeting of the stockholders of SigmaTron, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of SigmaTron, be present (in person or by proxy) and vote (or cause to be voted) its Subject Shares (a) against any Alternative Proposal or any other action, agreement or transaction involving SigmaTron that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger, including (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving SigmaTron (other than the Merger), (ii) any sale, exclusive license or transfer of a material amount of assets (including, for the avoidance of doubt, Intellectual Property) of SigmaTron or its subsidiaries or any reorganization, recapitalization or liquidation of SigmaTron or (iii) any change in the present capitalization of SigmaTron or amendment to the governing documents of SigmaTron, (b) against any change in membership of the SigmaTron Board that is not recommended or approved by the SigmaTron Board, (c) against any other proposed action, agreement or transaction involving SigmaTron that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any other Transaction Document and (d) against any other proposed action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of SigmaTron contained in the Merger Agreement, or of the Supporting Stockholder contained in the Support Agreement. Solely with respect to these matters, for so long as the applicable Support Agreement has not been validly terminated, each of the Supporting Stockholders irrevocably appoint Parent as its attorney and proxy to vote, and to execute written consents with respect to, all such Supporting Stockholder’s Subject Shares solely on the matters described in this paragraph if, and only if, such Supporting Stockholder fails to comply in accordance with this paragraph.
During the Support Period, the Supporting Stockholders will not, directly or indirectly, (i) create or permit to exist any lien, other than permitted liens, on any of such Supporting Stockholder’s Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or (iii) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of, and compliance with, such Supporting Stockholder’s obligations hereunder in any material respect, otherwise make any representation or warranty of such Supporting Stockholder’s therein untrue or incorrect, or have the effect of preventing or disabling such Supporting Stockholder’s from performing, and complying with, any of its obligations under the Support Agreement.
Each Supporting Stockholder, solely in its capacity as a stockholder of SigmaTron, agreed not to, and agrees not to knowingly permit any of its representatives to, directly or indirectly, (a) solicit, initiate, propose, knowingly encourage or induce the making, submission or announcement of, or knowingly induce, encourage, facilitate or assist, any proposal, offer or inquiry that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (b) participate, enter into or engage in any discussions or negotiations regarding an Alternative Proposal with, or furnish any information relating to SigmaTron and its subsidiaries or afford to access to the business, properties, assets, books, records or other non-public information, or to any personnel, of SigmaTron and its subsidiaries (other than Parent, Merger Sub and their affiliates and representatives), with respect to any proposal, offer or inquiry that constitutes an Alternative Proposal (except, in each case, solely to notify such person in response to an unsolicited inquiry that the non-solicitation provisions of the Merger Agreement and the Support Agreement prohibits such discussions or negotiations); (c) approve, endorse or recommend any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (d) enter into any Alternative Acquisition Agreement; or (e) authorize, propose, resolve, agree or commit to do any of the foregoing.
Each Support Agreement terminates automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) termination of such Support Agreement by written notice of termination from Parent to the applicable Supporting Stockholder(s), (iv) the termination or expiration of the Offer, without any shares being accepted for payment thereunder, or (v) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration in an adverse manner to such Supporting Stockholder individually or the stockholders of SigmaTron, generally, pursuant to the terms of the Merger Agreement.
Equity Commitment Letter and Limited Guarantee
The descriptions of the Equity Commitment Letter and the Guarantee included in Section 9—“Source and Amount of Funds—Financing” and “—Limited Guarantee” are incorporated into this Section 11 by reference.
Confidentiality Agreement
On December 20, 2024, Transom Capital Group, LLC (“Transom Capital”) and SigmaTron entered into a nondisclosure agreement (the “Confidentiality Agreement”), which has a term through December 20, 2026. Under the Confidentiality Agreement, Transom Capital agrees to (i) maintain the confidentiality and not disclose any confidential information of the other party to any third party (other than such receiving party’s representatives), and (ii) not disclose that confidential information was made available to Transom Capital or that the parties were in discussions or negotiations with SigmaTron with respect to a potential transaction, in each case, subject to certain exceptions. The Confidentiality Agreement also includes a customary prohibition against the trading in SigmaTron securities while in possession of material, non-public information. The Confidentiality Agreement contains a non-solicitation provision prohibiting Transom, for a period of 18 months from the date of the Confidentiality Agreement, from, directly or indirectly, soliciting the employment of any executive officer or management-level employee of SigmaTron with whom Transom has direct contact or who becomes known to Transom in connection with the Transactions.
This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.
Exclusivity Agreement
Prior to signing the Merger Agreement, SigmaTron and Transom entered into an exclusivity agreement, effective as of April 1, 2025, and extended on each of April 29, 2025, May 8, 2025, May 13, 2025 and May 18, 2025 (as extended, the “Exclusivity Agreement”), which provided for exclusive negotiations between SigmaTron and Transom until 11:59 p.m., Central time, on May 21, 2025. The foregoing summary and description of the

Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement and its extensions, a copy of which is filed as Exhibit (d)(6) to the Schedule TO and is incorporated herein by reference.
12.	Purpose of the Offer; Plans for SigmaTron
Purpose of the Offer
The purpose of the Offer is for Parent, through Merger Sub, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, SigmaTron. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Merger Sub intends to complete the Merger as soon as practicable thereafter.
At a meeting held on May 20, 2025, the SigmaTron Board unanimously (i) determined that it is in the best interests of SigmaTron and its stockholders, and declared it advisable, for SigmaTron to enter into the Merger Agreement, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of SigmaTron tender their Shares to Merger Sub pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Merger Agreement.
If the Offer is consummated, we will not seek the approval of SigmaTron’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of SigmaTron stockholders in accordance with Section 251(h) of the DGCL.
Plans for SigmaTron
If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s certificate of incorporation and bylaws will be amended and restated in their entirety as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to Merger Sub’s name shall be replaced with references to the Surviving Company’s name as “SigmaTron International, Inc.” Immediately prior to the Effective Time, the directors of SigmaTron shall (a) deliver to SigmaTron conditional resignations to be effective by their terms upon the Effective Time and (b) adopt resolutions of the SigmaTron Board filling the vacancies resulting from the such resignations with designees of Parent, which designees shall hold office as directors of the Surviving Corporation, from and after the Effective Time until their respective successors have been duly elected or appointed. Merger Sub’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.
Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of SigmaTron will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of SigmaTron and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies and management and personnel, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We also expect that the Shares will be delisted and will no longer be quoted on Nasdaq, and that SigmaTron’s obligation to file periodic reports under the Exchange Act will be suspended. We will continue to evaluate the business and operations of SigmaTron during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of SigmaTron’s business, operations, capitalization and management with a view to optimizing development of SigmaTron’s potential. Possible changes could include changes in SigmaTron’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters. Parent, Merger Sub, and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.
As of the date of this Offer to Purchase, no member of SigmaTron’s current management has entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of SigmaTron’s current management and Parent, Merger Sub or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. The potential terms of any new arrangements are currently expected to be discussed and entered into after completion of the Merger.
In the normal course of its business of investing, Transom Capital may pursue acquisitions of other companies in SigmaTron’s industry and look to combine those companies with SigmaTron. Except as described above or elsewhere in this Offer to Purchase, Merger Sub and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving SigmaTron or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of SigmaTron or any of its subsidiaries, (iii) any material change in SigmaTron’s capitalization or dividend policy, (iv) any other material change in SigmaTron’s corporate structure or business, (v) a class of securities of SigmaTron being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vi) a class of equity securities of SigmaTron being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
13.	Certain Effects of the Offer
If the Offer is consummated, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”), Merger Sub will merge with and into SigmaTron pursuant to Section 251(h) of the DGCL. Since the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and SigmaTron will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the issued and outstanding shares of SigmaTron’s common stock will be held by Parent.
Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as soon as practicable, thereafter subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.
Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, SigmaTron does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the delisting of the Shares on Nasdaq as promptly as practicable after the Effective Time.
If Nasdaq were to delist the Shares prior to the consummation of the Merger, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent, if any, of a public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.
Margin Regulations. The Shares are currently “margin stock” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by SigmaTron to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to SigmaTron, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of SigmaTron and persons holding “restricted securities” of SigmaTron to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin stock” or be eligible for listing on Nasdaq. We will cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.
14.	Dividends and Distributions
The Merger Agreement provides that from May 20, 2025 to the Effective Time, without the prior written consent of Parent, SigmaTron will not authorize, declare, set aside or pay any dividends on or make any other actual, constructive or deemed distribution with respect to its outstanding shares of capital stock or other equity or voting interest (whether in cash, assets, stock or other securities of SigmaTron or its subsidiaries), except dividends and distributions paid by wholly owned subsidiaries of SigmaTron to SigmaTron or to any of SigmaTron’s other wholly owned subsidiaries.
15.	Conditions of the Offer
For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction of the conditions below. Merger Sub will not be required to, and Parent will not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled expiration of the Offer, any of the following conditions (collectively, the “Offer Conditions”) have not been satisfied or waived:
(a) there shall have been validly tendered and not validly withdrawn Shares that, together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent at least one share more than 50% of the shares of Common Stock outstanding at the Expiration Date (the “Minimum Condition”);
(b) (i) The representations and warranties of SigmaTron set forth in Section 4.1(b), Section 4.2(a) and Section 4.2(e) (solely with respect to (x) the total number of shares that are subject to the Company Options set forth therein and (y) the exercise price per share of Common Stock purchasable under such Company Options) of the Merger Agreement shall be true and correct in all respects (except for any inaccuracies that individually, or in the aggregate, are de minimis) as of May 20, 2025 and at and as of the Expiration Date, as if made at and as of such time (except to the extent expressly made as of an earlier date or time, in which case as of such date or time); (ii) the representations and warranties of SigmaTron set forth in Section 4.1(a), Section 4.2 (other than Section 4.2(a) and Section 4.2(e) (solely with respect to (x) the total number of shares that are subject to the Company Options set forth therein and (y) the exercise price per share of Common Stock purchasable under such Company Options)), Section 4.3(a), Section 4.15 and

Section 4.20 of the Merger Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects, as of May 20, 2025 and at and as of the Expiration Date, as if made at and as of such time (except to the extent expressly made as of an earlier date or time, in which case as of such date or time); (iii) the representations and warranties of SigmaTron set forth in Section 4.10(a) of the Merger Agreement shall be true and correct in all respects as of May 20, 2025 and at and as of the Expiration Date, as if made at and as of such time; and (iv) the other representations and warranties of SigmaTron set forth in Article 4 of the Merger Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of May 20, 2025 and at and as of the Expiration Date, as if made at and as of such time (except to the extent expressly made as of an earlier date or time, in which case as of such date or time), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect (this subsection (b), collectively, the “Representations Condition”);
(c) SigmaTron shall have performed in all material respects all obligations and complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date;
(d) SigmaTron shall have delivered to Parent a certificate executed by its Chief Executive Officer or another executive officer, certifying that the conditions set forth in the foregoing clauses (b) and (c) have been satisfied;
(e) Since May 20, 2025, there has not been any Company Material Adverse Effect;
(f) No temporary restraining order, preliminary or permanent injunction or other order by any governmental entity of competent jurisdiction in the United States or legal prohibition shall have been issued or entered and shall continue to be in effect and no law in the United States shall have been enacted, entered, enforced, adopted or deemed applicable to the Merger that remains in effect, in each case that enjoins or prohibits the consummation of the Merger (the “Legal Restraint Condition”);
(g) The Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”); and
(h) Each MX Minority Owner, and each Company Mexican Subsidiary shall have delivered the counterpart signature page of the MX Stock Transfer Agreement(s)to which such person is a party, duly executed by such person or its authorized signatory (as applicable).
The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Merger Sub) and (except for the Minimum Condition) may be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
Notwithstanding the foregoing, any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date. In addition, if we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.
16.	Certain Legal Matters; Regulatory Approvals
General. Based on our examination of publicly available information filed by SigmaTron with the SEC and other publicly available information concerning SigmaTron, we are not aware of any governmental license or regulatory permit that appears to be material to SigmaTron’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. We do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to SigmaTron’s business or that certain parts of SigmaTron’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at the Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition, which has been satisfied. See Section 15 — “Conditions of the Offer.”
Antitrust Compliance
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules and regulations promulgated thereunder, certain transactions cannot be consummated until, among other things, notifications have been submitted to the FTC and the DOJ and specified waiting period requirements have been satisfied. The transactions contemplated by the Merger Agreement, including Merger Sub’s purchase of Shares pursuant to the Offer, are not reportable under the HSR Act.
State Takeover Laws
SigmaTron is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The SigmaTron Board approved the Merger Agreement and the Offer, the Merger and the transactions contemplated by the Merger Agreement, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement.
SigmaTron conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”
Going Private Transactions
The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of SigmaTron for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required
Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of SigmaTron to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the Merger Agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of SigmaTron to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the SigmaTron stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and SigmaTron will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of SigmaTron stockholders in accordance with Section 251(h) of the DGCL.
17.	Appraisal Rights
No appraisal rights are available to stockholders of SigmaTron in connection with the Offer. However, if the Offer is successful and the Merger is consummated, SigmaTron stockholders who continuously held Shares from the date of the demand for appraisal through the effective date of the Merger who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court, in accordance with Section 262 of the DGCL. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. More information regarding Section 262 of the DGCL, including how to access it without subscription or cost, is set forth in SigmaTron’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to SigmaTron stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal).
In determining the “fair value” of any Shares, the Delaware Court will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be more than, the same as, or less than the Offer Price (which is equivalent to the Merger Consideration), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.
Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. THE SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.
Any stockholder or beneficial owner who desires to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the discussion of appraisal rights in the Schedule 14D-9 as well as

Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL. All references in Section 262 of the DGCL and in this Section 17 to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein.
As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of the Schedule 14D-9, deliver to SigmaTron a written demand for appraisal of Shares held, which demand must reasonably inform SigmaTron of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;
•	continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
In the case of a written demand for appraisal made by a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of the beneficial owner’s ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by SigmaTron and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court. If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners.
The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners desiring to exercise any appraisal rights, or to preserve the ability to do so, and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. More information regarding Section 262 of the DGCL is set forth in the Schedule 14D-9, which is being mailed to SigmaTron stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Additionally, the full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at delcode.delaware.gov/title8/c001/sc09/index.html#262).
The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer (and do not subsequently properly withdraw such Shares prior to the Offer Acceptance Time), you will not be entitled to exercise appraisal rights with respect to such Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for such Shares. The foregoing summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners who are considering exercising their appraisal rights are urged to consult their respective legal advisors before electing or attempting to exercise such rights.
18.	Fees and Expenses
Merger Sub has retained D.F. King & Co., Inc. to be the Information Agent and Equiniti Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interview and may request banks, brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
Neither Parent nor Merger Sub will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to the beneficial owners of Shares. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
19.	Miscellaneous
The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
Merger Sub has filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file any amendments to the Schedule TO (including the exhibits to the Schedule TO, which include this Offer to Purchase and the related Letter of Transmittal). In addition, SigmaTron has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the SigmaTron Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Copies of such documents, and any amendments thereto, are available free of charge at www.sec.gov.
No person has been authorized to give any information on behalf of Parent or Merger Sub not contained in the Schedule TO (including this Offer to Purchase or the related Letter of Transmittal). We have not authorized anyone to provide you with different or additional information and take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give. No broker, dealer, commercial bank, trust company or other person will be deemed to be the agent of Parent, Merger Sub, the Depositary or the Information Agent for the purposes of the Offer.
Transom Axis MergerSub, Inc.
June 26, 2025

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, MERGER SUB AND CERTAIN RELATED PARTIES
The following schedule describes the relationships between Merger Sub, Parent, and Transom Axis TopCo, LLC, a Delaware limited liability company (“TopCo”), and certain of their affiliates, and sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of the entities described below.
The following entities were formed in connection with the proposed acquisition of SigmaTron International, Inc. The current business address of each entity listed below is c/o Transom Capital Group, 100 North Pacific Coast Highway, Suite 1725, El Segundo, CA 90245 and the phone number of each entity listed below is +1 (310) 407-0940.

Entity	State of Formation	Controlled By	Management
Transom Axis MergerSub, Inc.	DE	Transom Axis AcquireCo, LLC	Board of Directors
Transom Axis AcquireCo, LLC	DE	Transom Axis TopCo, LLC	Management by the Managing Member
Transom Axis HoldCo, Inc.	DE	Transom Axis TopCo, LLC	Board of Directors
Transom Axis TopCo, LLC	DE	Transom Capital Fund IV, L.P.	Board of Managers

The executive officers of each of Transom Axis MergerSub, Inc., Transom Axis AcquireCo, LLC, Transom Axis HoldCo, Inc. and Transom Axis TopCo, LLC are as follows. Transom Capital Fund IV, L.P. is managed by its general partner, Transom Capital GP IV, LLC, and does not have any executive officers. The current business address of each person listed below is c/o Transom Capital Group, 100 North Pacific Coast Highway, Suite 1725, El Segundo, CA 90245 and the phone number of each entity listed below is +1 (310) 407-0940.
•	Russell Roenick - President
•	Rob Randolph - Secretary
•	Nathan Dastic - Treasurer
Transom Axis AcquireCo, LLC is managed by the managing member which is Transom Axis TopCo, LLC. The board of directors or managers of Transom Axis MergerSub, Inc., Transom Axis HoldCo, Inc., and Transom Axis TopCo, LLC, as applicable, consists of Russell Roenick, Rob Randolph and Nathan Dastic (other than Transom Capital Fund IV, L.P., which has no board of directors or board of managers). Certain information regarding Russell Roenick, Rob Randolph and Nathan Dastic is set forth below.

Name	Citizenship	Principal Occupation or Employment and Five Year Employment History
Russell Roenick	United States of America	Mr. Roenick serves as Managing Partner of Transom Capital. Mr. Roenick is a co-founder of Transom Capital and has worked at Transom Capital since 2008.

Rob Randolph	United States of America
Mr. Randolph serves as Executive Vice President of Finance and Operations at Transom Capital. Mr. Randolph has worked at Transom Capital since 2024 and from 2019 to 2021, and previously served as Partner, Operations and Finance at Auto Tire & Parts Inc. (Napa) from 2021 to 2024.

Nathan Dastic	United States of America	Mr. Dastic serves as Chief Financial Officer & Chief Compliance Officer of Transom Capital. Mr. Dastic has worked at Transom Capital since 2016.

Sch I-1

Transom Capital Fund IV, L.P. is controlled by its general partner, Transom Capital GP IV, LLC, a Delaware limited liability company. The address for each of Transom Capital Fund IV, L.P. and Transom Capital GP IV, LLC is c/o Transom Capital Group, 100 North Pacific Coast Highway, Suite 1725, El Segundo, CA 90245 and the phone number of each entity is +1 (310) 407-0940. Certain information regarding the sole managing member of Transom Capital GP IV, LLC is set forth below.

Name	Citizenship	Principal Occupation or Employment and Five Year Employment History
Russell Roenick	United States of America	Mr. Roenick serves as Managing Partner of Transom Capital. Mr. Roenick is a co-founder of Transom Capital and has worked at Transom Capital since 2008.

Sch I-2

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:
The Depositary for the Offer is:

If delivering by mail: Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 525 Ridgefield Park, New Jersey 07660
If delivering by hand, express mail, courier or any other expedited service:
Equiniti Trust Company, LLC
55 Challenger Road
Suite # 200
Ridgefield Park, New Jersey 07660
Attn: Reorganization Department

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Stockholders please call toll-free: (877) 732-3613
All other calls: (212) 269-5550
Email: SigmaTron@dfking.com